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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                          UNDER SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                 FUTUREONE, INC.
        -----------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

            Nevada                                                84-1383677
           ---------                                           ----------------
(State or other jurisdiction of                                 (I.R.S. employer
incorporation or organization)                               identification number)


4250 E. Camelback Rd., Suite K-192, Phoenix, Arizona               85018-2751
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(Address of principal executive offices)                           (Zip Code)
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                                 (602) 852-9725
                  --------------------------------------------
                           (Issuer's Telephone Number)

                    Securities to be registered under Section
                               12(b) of the Act:

                                      None

                    Securities to be registered under Section
                               12(g) of the Act:

                     Common Stock, par value $.001 per share
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                                EXPLANATORY NOTE

         The Company is filing this Form 10-SB Registration Statement on a voluntary basis in order to comply with recently enacted rules of the National
Association of Securities Dealers, Inc., which require, among other things, the Company to become registered with the Securities and Exchange Commission under
Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, in order for the Company to remain eligible for listing on the Over-the-Counter Bulletin
Board.

         FUTURE ONE & DESIGN(R), PRIMESERV(R) and NeighborComm(TM) are trademarks and trade names of the Company. Some trademarks and trade names included in this Registration Statement are the property of third parties and the use thereof does not imply a direct or indirect endorsement of the Company by such third parties.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

         Except for historical information contained herein, this Form 10-SB contains express or implied statements which the Company believes are forward-looking statements within the meaning of Section 27A of the Securities
Act and Section 21E of the Exchange Act and the Company intends that such forward-looking statements be subject to the safe harbors created thereby.
Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission, in its press releases, quarterly conference calls or otherwise. The words "believes,"
"expects," "anticipates," "intends," "forecasts," "projects," "plans,"
"estimates" and similar expressions identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and financial performance or operations and speak only as of the date the statements are made. Such forward-looking statements involve risks and uncertainties and readers are cautioned not to place undue reliance on forward-looking statements.
The Company's actual results may differ materially from such statements. Factors that cause or contribute to such differences include, but are not limited to, the Company's limited operating history, unpredictability of operating results, intense competition in various aspects of its business, the risks of rapid growth, the Company's dependence on key personnel, uncertainty of product acceptance, changes in laws and regulations, changes in economic conditions and an inability to obtain financing, as well as those discussed elsewhere in this Form 10-SB. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to publicly update, review or revise any forward-looking statements to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements is based.


ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

         FutureOne, Inc. was incorporated in Nevada on March 22, 1994 as World's
Fare, Inc. World's Fare, Inc. acquired FutureOne, Inc., an Arizona corporation, which was incorporated December 26, 1996, and the entities were combined in a reverse merger under an Exchange Agreement dated February 20, 1998, which became effective March 30, 1998. In August 1998, World's Fare, Inc. changed its name to
FutureOne, Inc. When used in this registration statement, unless the context requires otherwise, the terms "Company" and "FutureOne" refer to FutureOne, Inc., a Nevada corporation (formerly World's Fare, Inc.), and all of FutureOne's subsidiaries. The Company's principal offices are located at 4250 E. Camelback
Rd., Suite K-192, Phoenix, Arizona 85018-2751, telephone (602) 852-9725 and web site www.futureone.com.

         FutureOne believes it offers a diverse portfolio of communications solutions to its customers, and that by selling communications equipment and services, including broadband convergence technology solutions, local and long distance telephone services, Internet e-business solutions, advertising and graphic design services, and underground cable engineering and construction services, it is in a position to serve the many varied communications needs of its customers.


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         Currently, FutureOne's business consists of the following:

-    CONVERGENCE TECHNOLOGY AND TELECOMMUNICATIONS SERVICES.

              NeighborComm(TM). FutureOne is developing broadband convergence technology solutions for residential and commercial applications. FutureOne intends to ultimately provide bundled communication services that include voice, video and data services through a single high-speed fiber-optic cable linked directly to residential developments or business and industrial complexes. The Company's NeighborComm communities will also include an Intranet designed specifically for the community it serves. The technology is marketed under the name NeighborComm (Neighborhood
     Communications Systems).

              Telephone Services. In the first quarter of fiscal year 2000, the Company, through its wholly owned subsidiary Amcom LLC, expects to begin providing local and long distance telephone service in portions of the western United States.

- INTERNET SERVICES. The Company is an Internet access and complete e-business solutions provider. Individual and business Internet subscribers are supported through the Company's network of Internet service access sites. Web site development and business solutions are designed to include web-based vector animation and sound and supported with on-line and off-line advertising, including, traditional print advertising, interactive
     CD-ROM design, digital video production and music and sound production.

     The Company is exploring possibilities to sell its Internet access business operations, including all of its personal and business Internet access customers, however, no definitive arrangements currently exist. Even if the Company is able to sell its Internet access business operations, the Company expects to provide high-speed Internet access to subscribers of the Company's NeighborComm bundled services.

- COMMUNICATION EQUIPMENT SALES. The Company sells computer and communications equipment, including complete lines of name brand communications and computer products.

- BROADBAND COMMUNICATIONS ENGINEERING AND CONSTRUCTION SERVICES. FutureOne is an engineering and underground cable installation company and offers horizontal drilling and boring services for all types of underground construction.

INDUSTRY

         The Company expects to primarily compete in the convergence technology and telecommunications services industry, but because of the unique lines of business in which it has historically and is presently engaged, it is also involved on a smaller scale in other industries, such as Internet services, communication equipment sales and underground cable construction.

CONVERGENCE TECHNOLOGY AND TELECOMMUNICATIONS SERVICES

         The Company believes that the trend in the communications industry is toward supplying broadband communications to consumers. Such services are also known as convergence technology and/or bundled communications services and are designed to deliver voice, video and data to consumers through a single source.
The Company believes that the telecommunications industry will continue to develop and implement varied forms of broadband convergence technology.
Recently, large companies such as Microsoft Corporation, AT&T Corp. and Sprint
Corporation have announced their intentions to develop and test practical solutions to provide voice, video and data as bundled services. The Company anticipates that customer demand for higher speed Internet capabilities, as well as increasing demand for video communications and teleconferencing, will require new services. In addition, customer demand for applying the technology of the Internet to their everyday lives on a local basis will require many new applications. Many organizations, large and small, are attempting to develop products and solutions to meet these customer demands and, as a result, the industry is very competitive.



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         The Company also believes that local and long distance telephone services will continue to be offered by numerous large and small companies.
Extreme competition may continue to push basic prices for telephone services to lower levels, but the Company believes there will continue to be a market for such services to be supplied by small providers, such as the Company, which will be bundled with other unique services or technology to attract customers.

INTERNET SERVICES

         The Internet services industry is changing rapidly as the Internet becomes more widely accepted by the public and more customers become experienced users. Most users are still connecting via traditional telephone connections such as those offered by America Online, Inc., EarthLink Network, Inc., MSN
Network and most major telecommunications companies, but many users are switching to higher speed connections that are provided by cable modems, xDSL, wireless connections and broadband convergence technology.

         Commercial use of the Internet is increasing and traditional web sites created for businesses are being upgraded. There is a growing demand for web sites that are more appealing and are effectively marketed to drive traffic to the site. E-commerce sites are increasing in number and are gaining greater commercial acceptance as businesses understand and utilize the Internet as a sales tool. Businesses now want web sites that can better distinguish themselves from their competitors, that will attract customers to their site and keep customers at their site by creatively using animation, music and video.
E-commerce sites still rely on traditional advertising media to attract customers to their e-commerce sites.

COMMUNICATION EQUIPMENT SALES

         The communication equipment sales industry, which includes computer equipment sales, is also changing rapidly. There is constant demand for higher speed and more technologically advanced equipment. While many smaller organizations are finding it difficult to economically compete with larger organizations in the direct retail sales of communication equipment, many of these smaller organizations are finding niche markets by taking advantage of new developments in communications equipment, software and networking and providing additional services in connection with equipment sales. Other organizations are able to compete in the wholesale market by providing lower prices, not providing any additional services or supplying specialty equipment not available from the large retail outlets.

         Wholesale sales of communication equipment is highly competitive and gross margins are small. National companies can traditionally offer more products at lower prices because of their purchasing power. Smaller companies are able to compete in this marketplace by accepting lower profit margins, operating at reduced costs, negotiating more favorable resale and distributor contracts and using creative marketing techniques.

BROADBAND COMMUNICATIONS ENGINEERING AND CONSTRUCTION SERVICES

         The underground cable construction industry is also growing rapidly and demand for qualified contractors is high. Major companies such as US WEST
Communications, Inc., NextLink Communications, Inc., MCI WorldCom, Inc. and Cox
Communications, Inc. have announced capital expenditure programs to upgrade their networks to include fiber-optic cable and the National Cable Television
Association has recognized the necessity of rebuilding the nation's cable system with fiber-optic cable.

HISTORY

CONVERGENCE TECHNOLOGY AND TELECOMMUNICATIONS SERVICES

         FutureOne has envisioned a process of providing voice, video and data through a single connection for several years and has been assembling the equipment and technology and working toward obtaining the necessary regulatory approvals to allow it to provide such services. Other companies have recently entered this market known as broadband technology, convergence technology or bundled communications services. In order to enhance its product and make it a more complete communications package, and to separate itself from most of its competitors, the Company will also include a user friendly Intranet designed specifically for the community it serves. In



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conjunction with the Intranet, the Company is developing proprietary software to provide additional services to each community. The Company's convergence technology services product is being marketed under the name NeighborComm
(Neighborhood Communications Systems).

         In the first quarter of fiscal year 2000, the Company, through its wholly owned subsidiary Amcom LLC, expects to begin providing local and long distance telephone service in portions of the western United States. The Company is entering this line of business through its acquisition of Amcom LLC, a competitive telecommunications provider, on August 11, 1999. Amcom is a start-up company and currently has no facilities or customers, but holds (i) a certificate of public convenience and necessity to provide local exchange services and the authority to provide Emerging Competitive Telecommunications
Services in Colorado, and (ii) authority to provide resold local exchange services in U S WEST's exchanges in Oregon. Amcom has arrangements with Qwest
Communications International, Inc., ICG Communications, Inc., Frontier
Communications, Inc. and others to distribute or resell various telecommunications products and services.

         Amcom is capable of providing telephone service under a Resale
Agreement with U S WEST Communications, Inc. that covers the fourteen western states served by U S WEST. Amcom has recently expanded its operating capabilities by becoming authorized to be a facilities-based provider in addition to a reseller in Colorado.

INTERNET SERVICES

         The Company's Internet services include personal and business dial up accounts, high speed frame relay, ISDN and T-1 connections, virtual telephone services, web site design and custom software development. These services are provided primarily through FutureOne AZ and Networld.com Inc., a wholly owned subsidiary of FutureOne AZ, which was incorporated in November 1995. The Company expanded its product lines and geographic area of operations with respect to its Internet services through the following acquisitions and is currently in the process of selling its virtual telephone business operations as described below:

- On April 1, 1998, the Company acquired all of the issued and outstanding common stock of Lan Kaster, INC., an Arizona corporation, which provides
     Internet service to Prescott, Arizona and surrounding areas.

- On May 11, 1998, the Company acquired all of the issued and outstanding common stock of CARNET COMPUTER SERVICES, INC., which develops software solutions for small- to medium-sized businesses in varying industries.
     Major clients include the Robb Report, Magazine for the Luxury Lifestyle and Barrett-Jackson: The World's Greatest Classic Car Auction. Its software products include Manna-Navigator, Claims Manager, Attendee and Patient
     Manager, which are distributed nationally.

- On July 15, 1998, the Company acquired certain assets, including all Internet customers, of Interworldnet Partnership, which provides Internet service to Lake Havasu City, Arizona and surrounding areas.

-    On September 21, 1998, the Company acquired certain assets of PrimeServ
     Corporation, including the PrimeServ trademark under which it provides a "virtual office" telephone solution by allowing subscribers to distribute a single phone number, which can then be programmed to ring simultaneously on phones in multiple locations, including office, home and cell phones. Each call is then screened to announce the caller and the subscriber can answer the call on any of the phones to which calls are directed. In addition, the system has a complete messaging center that can be accessed from any phone and a fax message center that allows subscribers to direct faxes to any fax number on demand.

- On November 12, 1998, the Company acquired the Internet services business of Globalkey, Inc., which was a small Internet service provider in Colorado
     Springs, Colorado. In January 1999, Globalkey's Internet access supplier terminated service to the Company because of prior payment disputes with Globalkey. Accordingly, the small number of customers acquired from Globalkey have been lost.

- On March 31, 1999, the Company acquired all of the issued and outstanding limited liability company interests of Ubiquity Design, LLC - dba Rocket
     Science Creative, which is a graphic design and advertising agency.



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     Rocket Science Creative produces custom advertising for several major companies in the Phoenix area and prior to its acquisition had been working with the Company's Internet division on larger web sites and e-business solutions.

- On July 17, 1999, the Company acquired Progressive Media LLC, an Arizona limited liability company, to provide enhanced media services, including web-based animation, interactive CD-ROM design, digital video production and postproduction, music and sound production, and digital and traditional commercial photography.

- On August 10, 1999, the Company entered into a letter of intent to sell its virtual telephone service business operations, including the customers and equipment to service its customers. The Company anticipates that such sale will be completed by the first quarter of fiscal year 2000, however, the consummation of the transaction is subject to certain conditions and, as a result, there is no assurance that the sale will occur in a timely manner if at all.

         The Company is exploring possibilities to sell its Internet access business, including all of its personal and business Internet access customers in the eight Arizona cities now served by the Company and all of the equipment related to providing Internet access to the Company's current Internet subscribers, however, no definitive arrangements currently exist.

         The Company will retain and continue to operate its newly acquired e-business and advertising businesses. Even if the Company sells its Internet access business, FutureOne will continue to operate as an e-business solutions provider, but will not participate in the retail ISP industry other than providing high-speed Internet access as part of its NeighborComm bundled communications solution.

COMMUNICATION EQUIPMENT SALES

         The Company's communication equipment sales division makes direct sales of name brand computer and communications equipment at the wholesale level. The
Company's retail computer sales and services business line was introduced in February 1997 by FutureOne AZ. The Company discontinued its retail computer sales operations on June 15, 1999 and expanded its wholesale sales operation by adding personnel and facilities and entering into a reseller agreement with Lucent Technologies Internetworking Systems (formerly Ascend Communications,
Inc.) to become a Premier Value Added Reseller (PVAR). The Company now operates this line of business as its Communication Products Division. The Company has established its product lines and geographic area of operations through the following:

- On September 29, 1998, the Company acquired all of the issued and outstanding common stock of Priority Systems, Inc., an Arizona corporation based in Lake Havasu City, Arizona, which has provided computer network systems nationwide since 1988. Priority Systems is a provider of technology products and services such as computer systems, computer peripherals, and network management solutions to business and individual consumers. In June
     1999, Company divested itself of the operations that comprise Priority
     Systems by selling Priority Systems to its founder. As a result, the Company expects to no longer compete in the retail market of computer sales and services.

- On September 29, 1998, the Company acquired all of the issued and outstanding shares of Sonoran Industries, Inc., and retained the assets of its Kachina International division, which sells data communications equipment primarily to schools, government agencies, Internet providers and value added resellers, as a factory direct distributor for communications and computer components. Kachina International has developed a sophisticated data base of Internet-related businesses and is based in Phoenix, Arizona.



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BROADBAND COMMUNICATIONS ENGINEERING AND CONSTRUCTION SERVICES

         The Company's underground cable engineering and construction operations are conducted by OPEC CORP., a wholly owned subsidiary of the Company, which was acquired by the Company in July 1998. The Company also provides horizontal drilling and boring services through Abcon, Inc., which was acquired by the Company in April 1999, as described below:

- On July 29, 1998, the Company acquired all of the issued and outstanding common stock of OPEC, which is engaged in underground cable construction and has performed construction services for such companies as US WEST and AT&T, and installs utility cable in the western United States. OPEC, which has approximately 110 employees, is based in Colorado Springs, Colorado.

- On April 19, 1999, the Company acquired all of the issued and outstanding common stock of Abcon, Inc. ("Abcon"), which is an underground construction company, specializing in horizontal drilling and boring. Abcon, which is based in Phoenix, Arizona, provides services for large and small telecommunications companies.

BUSINESS STRATEGY

         The Company's objective is to meet the changing communication needs of individuals and businesses. The Company intends to accomplish this objective through the development of comprehensive communications technology and products that are packaged to serve its customers' total communications needs.

         The Company also intends to offer a broad range of communications technology solutions for businesses. These solutions include communications equipment, high speed Internet access, I/P Telephony, converged networks, web site and e-commerce site development and other e-business solutions. The Company also plans to position itself as a leading provider of fiber-optic cable construction to leading telecommunications companies and national and regional developers.

         The Company has identified the following four major lines of business:

-    Internet services,

- convergence technology and telecommunications services, (including local and long distance telephone service and broadband convergence technology solutions (bundled voice, video and data)),

-    communication equipment sales and

-    broadband communication engineering and construction services.

The Company believes that these lines of business complement each other and allow the Company to offer its customers complete communications solutions. In addition, the Company has developed each of its lines of business to stand alone in order to decrease the negative effects on the Company if a particular line of business declines as a result of market conditions or other factors.

         In implementing its strategy, the Company has identified the following areas of emphasis:

- Introduce New Products. The Company believes that it must continue to offer its customers new products and technology to anticipate its customers' expectations and needs. The successful continued development of NeighborComm and the implementation of emerging technologies such as Voice over Internet Protocol ("VOIP") are part of the Company's immediate strategy.

- Evaluate Acquisition Opportunities. The Company evaluates acquisition opportunities on an ongoing basis and at any given time may be, and at the present time is, engaged in discussions with respect to possible acquisitions or other business combinations. The Company may seek strategic acquisitions that can complement the



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     Company's current or planned business activities, including acquisitions that will help the Company implement and complement its NeighborComm product.

- Integrate Acquisitions. The Company is in the process of integrating all the entities and technologies it has acquired. Each acquired entity is sought out to provide a product or service that:

     -    contributes to the development of NeighborComm,

     - stands alone with its own base of customers in its primary business and

     - enhances the ability of the Company's other operating entities to provide larger groups of products or services.

     The Company has embarked on a continuing training program that educates employees about the Company's lines of business. The Company believes its employees and customers can benefit from a general understanding of the products and services provided by each division of the Company. In addition, the Company has an internal process of sharing customer databases and references between divisions to attempt to capitalize on potential cross-selling opportunities.

     Integrating many acquired entities into an overall operating company provides many challenges, including, without limitation: human resource constraints and implementation of coordinated employee policies and benefits; obtaining sufficient office and operating space; educating employees and sales representatives about the Company's total product lines and their relationships to each other; overcoming the logistics of operating in multiple cities and states and complying with the laws and regulations of many varied governmental agencies; establishing a corporate communications system; and implementing financial and operational controls.
     The Company believes it is meeting these challenges through such steps as adding a Human Resource Director and a Director of Marketing, implementing new training and communications programs and installing a new broad-based accounting and financial controls system.

- Divesture of Uneconomical Products and Operations. The Company constantly monitors its products and services in terms of changes in technology and markets, overall contributions to the profitability of the Company and the total communications solutions that can be offered to customers. The
     Company has recently determined that certain of its products and services are unprofitable and/or do not contribute to the Company's overall business strategy, including retail computer sales and service, virtual telephone services and traditional Internet access provider services. Consequently, the Company has either sold or will attempt to sell its business operations relating to such products and services. Management believes this will allow the Company to focus on the development of NeighborComm and other products and services that the Company currently offers.

PRODUCTS AND SERVICES

INTERNET SERVICES

         INTERNET SERVICES. Through its subsidiary, Networld.com Inc., the
Company offers a complete selection of Internet access services, in both monthly and fixed-term packages, designed to meet the varied needs of its customers.
These services vary from competitive residential dial-up services to high speed, continuous Internet access services for businesses, such as Frame Relay and Point-to-Point circuits. Currently, the Company offers local dial-up access from Phoenix, Flagstaff, Tucson, Lake Havasu City, Prescott, Florence and Payson,
Arizona, and provides local dial-up access to Wickenburg, Arizona through a franchise agreement.

         The Company maintains a data communications center located in Phoenix, Arizona that supports its Internet services. The network is connected to the Internet via a fully redundant, fiber-optic DS3 connection. The Company's architecture is made up primarily of Sun Microsystems servers, NT Servers, Cisco
Systems routers, switches and firewall, and Ascend Communications and US
Robotics (3Com) access concentrators. It supports both Microsoft NT and UNIX operating systems. The Company also employs a strategy for remote access service that minimizes the need for dedicated network support personnel in outlying locations. This architectural strategy will



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allow the Company to add additional service locations in the future with a minimum of dedicated investment for both hardware and systems support personnel.

         The Company is exploring possibilities to sell its Internet access business, including all of its personal and business Internet access customers in the eight cities in Arizona now served by the Company and all of the equipment related to providing Internet access to the Company's current Internet customers, however, no definitive arrangements currently exist. Even if the Company is able to sell its Internet access business operations, the Company expects to provide high-speed Internet access as part of its NeighborComm bundled communications solution.

         VIRTUAL TELEPHONE SERVICE. The Company offers a custom telephone service, under the trade name of PrimeServ(R), which creates a "virtual office" telephone solution by allowing subscribers to use a single phone number, which can then be programmed to ring simultaneously on several phones, including office, home and cell phones. Each call is screened to announce the caller and the subscriber can answer the call on any of the phones to which such call is directed. In addition, the system has a complete messaging center that can be accessed from any phone and a fax message center that allows subscribers to direct faxes to any fax number on demand.

         On August 10, 1999, the Company entered into a letter of intent to sell its virtual telephone service, as described above, including the customers and equipment to service the customers. The Company anticipates that such sale will be completed by the first quarter of fiscal year 2000, however, the consummation of the transaction is subject to certain conditions and, as a result, there is no assurance that the sale will occur in a timely manner if at all.

         OTHER INTERNET SERVICES. The Company also offers a complete selection of web site development and e-business development services, customized Internet client/server applications and Internet-based applications for a number of industries.

          - WEB SITE DEVELOPMENT. The Company offers a complete series of web site design and development services for both business and personal customers. The Company currently offers the following services: project management; developing requirements; design services; and web site construction. The Company's products include multi-media skills, such as video streaming, audio and advanced animation capabilities, Internet search engine registration and Internet marketing services.

          - E-BUSINESS DEVELOPMENT. The Company offers several e-business programs directed at those businesses that are selling products or services over the Internet. The Company's e-business offerings range from low-end, entry level e-commerce development services to the most sophisticated solutions required by large Internet merchants. Using Microsoft's Site Server and advanced encryption capabilities as the basis for its sophisticated solutions, the Company also possesses the project management skills and technical design capabilities to link e-business solutions with enterprise-wide, legacy databases as required.

          - CUSTOMIZED INTERNET CLIENT/SERVER APPLICATIONS. As the business community has accepted the Internet as a major marketplace, and has acquired more experience with Internet-based products and services, the demand for more complex Internet-based client/server solutions has grown. The Company offers services to customers to create simple or complex Internet-based client/server solutions and mainframe architectures. These solutions are prepared on both a fixed bid and traditional time and materials basis.

          - ADVERTISING, GRAPHIC DESIGN AND OTHER. In order to enhance and complement traditional web site and e-business solutions, the Company also provides traditional advertising and graphic design to assist clients in reaching customers in traditional ways and to promote their web sites. The Company also offers enhanced media productions including, web-based animation, interactive
               CD-ROM design, digital video production and postproduction, music and sound production and digital and traditional commercial photography.



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          -    INTERNET-BASED APPLICATIONS FOR VERTICAL MARKETS. The Company has
               built a number of specialized Internet applications for business customers in different industries. In some cases, the Company has retained the ownership rights to the software, while in other cases the Company has negotiated with customers to obtain the ability to "re-sell" these applications in the future.

COMMUNICATION EQUIPMENT SALES

         The Company is an authorized reseller for computers manufactured by International Business Machines Corporation, Hewlett-Packard Company and Toshiba
Corporation. The Company generally sells such products at a wholesale
"drop-ship" basis and occasionally in conjunction with the installation of large networks.

         FutureOne is a factory direct distributor of data communications products to Internet service providers, schools, government agencies and other value added resellers. The Company has preferred value added reseller or distributor agreements with Lucent Technologies, Nortel Networks Corporation,
Cisco Systems, Inc. and Multi-Tech Systems, Inc. and distributes other name brand products under various supplier agreements.

BROADBAND COMMUNICATIONS ENGINEERING AND CONSTRUCTION SERVICES.

         The Company designs, engineers and installs copper, fiber and CATV distribution and feeder facilities for communications and real estate development companies in the western United States through its wholly owned subsidiaries, OPEC CORP. and Abcon, Inc. The Company offers a full range of underground construction services, including the installation of underground cable in various terrains. The Company owns the equipment necessary for trenching, plowing, drilling and directional boring and can splice copper and fiber cable. The Company directs its construction services from Phoenix, Arizona and Colorado Springs, Colorado. The Company generally engages in contracts ranging from several thousand dollars to approximately $2,000,000, but recently was awarded general construction contracts with US WEST Communications, Inc.
("US WEST") for all of Iowa, Nebraska and Wyoming and parts of Colorado.
Although there is no specific amount of work authorized under the contracts, these contracts authorize OPEC to act as a general construction and maintenance contractor and to provide engineering and cable installation services for US
WEST in the specified areas, during the term of the contracts.

CONVERGENCE TECHNOLOGY AND TELECOMMUNICATIONS SERVICES

         The Company believes the future of communications is changing to respond to consumer demand for high speed communications and bundled communication services that includes voice, video and data, which is known as broadband convergence technology. Companies such as US Sprint, AT&T and Microsoft have recently announced their intentions to expand their operations into this new communications technology. The Company also believes a communications vehicle similar to the Internet is needed to connect residents, businesses and other organizations within a local community.

         The Company has been developing the NeighborComm system and has recently been working in cooperation with Lucent Technologies to install and test a working model of the infrastructure for the system.

         Construction and installation of the underground cable infrastructure has commenced at the Ridgeview development in Colorado Springs, Colorado. This is anticipated to be the first NeighborComm neighborhood communications system in operation, however, the Company has reached tentative verbal agreements with other developers in Colorado Springs to install the NeighborComm system in their developments. The Company anticipates that such agreements will provide for the developer to pay for the cable and the installation of the cable. The Company will reimburse the developer out of future profits from the NeighborComm system in each specific community for the cable, which will then be owned by the Company and the Company may allow the developer to participate in profits for a fixed period of time after the developer has received reimbursement for the cable.

         The NeighborComm communications system being developed by the Company is designed to ultimately allow for applications such as video conferencing and video monitoring for security purposes, and voice (telephone), video (cable) and data (Internet) service to consumers via one high-speed, fiber-optic connection directly to the



                                      -10-

home or business. When implemented, the high speed Internet connection will also be the source used for Voice over Internet Protocol, which allows for long distance phone and facsimile calls to be made over the Internet.

         The Intranet capabilities of the Company's NeighborComm system are based on the local community. Community-based businesses, schools and local government agencies may be accessed through the NeighborComm start-up page and provisions are being made in the proprietary software being developed by the Company to allow for neighborhood chat lines, local want ads, community bulletin boards, landlord and homeowner association administration and other local use features.

         The Company believes it has positioned itself to supply the services required to support its NeighborComm system and to take advantage of the additional revenue sources that will be created by convergence technology in general. The Company believes that its construction division will supply services for the Company's projects and similar systems being installed by other companies. This new technology will create the need for computer and communications equipment, which can be supplied by the Company's communications equipment division. The new technology will create a need for additional web sites and e-business services from local vendors that had no reason to attempt to reach customers via the world wide Internet, but may want to reach their local consumers via the Company's Intranet. The Company anticipates that these new users of the Intranet may create opportunities for the Company's advertising and e-business solutions division.

         On August 11, 1999, the Company acquired Amcom LLC, a competitive telecommunications provider capable of providing telephone service under a Resale Agreement with U S WEST Communications, Inc. that covers the fourteen western states served by U S WEST. Amcom has recently expanded its operating capabilities by becoming authorized to be a facilities-based provider in addition to a reseller in Colorado.

         Amcom is a start-up company and currently has no facilities or customers, but holds (i) a certificate of public convenience and necessity to provide local exchange services and the authority to provide Emerging Competitive Telecommunications Services in Colorado, and (ii) authority to provide resold local exchange services in U S West's exchanges in Oregon. Amcom also enjoys considerations and arrangements with Qwest Communications International, Inc., ICG Communications, Inc., Frontier Communications, Inc. and others to distribute or resell various telecommunications products and services.

         The Company, through its wholly own subsidiary Amcom LLC, intends to enter the telecommunications service business by offering telephone services direct to consumers and within the context of the Company's NeighborComm business. In order to enter into the telecommunications business and provide local and long distance telephone service, the Company (through Amcom) will need state regulatory approval in each state in which it intends to do business. The Company (through Amcom) expects to file for operating authority in those states covered by the Amcom-U S WEST Resale Agreement in which it currently does not have operating authority. In order to fully enter the telecommunications service business, the Company or a subsidiary must install equipment-based facilities, implement billing systems and establish a call center.

CUSTOMERS

INTERNET SERVICES

         The Company has historically marketed ISP and virtual telephone services to a wide variety of individuals and businesses. As of August 31, 1999, the Company's Internet access customer base consisted of approximately 7,300 customers. Personal dial up access fees range from $15 to $20 per month and commercial access fees range from $30 to $1,600 per month. The Company's virtual telephone services fees range from $20 to $50 per month.

         The Company also markets its Internet e-business and advertising services to a wide variety of businesses. Services are provided on a direct hourly fee, fixed fee or time and materials basis.

COMMUNICATION EQUIPMENT SALES

         The Company markets its communications equipment primarily to a variety of local business customers and a nationwide base of resellers, Internet Service Providers, Competitive Local Exchange Carriers, government agencies and educational institutions.

BROADBAND COMMUNICATIONS ENGINEERING AND CONSTRUCTION SERVICES

         The Company's communications engineering and construction services operations serve major customers such as US WEST, Lucent Technologies, NextLink Communications, Inc. and U.S. Home Corporation and also provide services to smaller companies and developers.

CONVERGENCE TECHNOLOGY AND TELECOMMUNICATIONS SERVICES

         The Company's convergence technology customers consist of developers in Colorado and Arizona with whom the Company currently has verbal agreements and commitments. The Company and these developers are currently negotiating contracts, which the Company expects will formalize the Company's relationship with such developers and finalize the magnitude of the projects to be undertaken by the Company. The projects covered by the verbal commitments cover approximately 25,000 units, which will be built over the next several years. Although the Company has commitments from developers, its ultimate customers will be the home buyers in the developments. The Company anticipates that when it begins providing residents with a complete package of voice, video, and data services, Company revenues may average approximately $126 per month per household. There is no assurance that the Company will be able to formalize these commitments or that it will recognize revenue from such services in the amounts that it currently anticipates.

SUPPLIERS

INTERNET SERVICES

         The Company obtains bandwidth from two suppliers that are on fixed contracts, its Internet connection from a single supplier on a fixed long-term contract and phone lines from several suppliers, some of which are on long term contracts, while others are on month-to-month agreements.

         The Company does not rely on any material third-party suppliers in connection with its e-business or advertising services.

COMMUNICATION EQUIPMENT SALES

         The Company purchases computer equipment from authorized distributors or manufacturers of computer products and software such as Tech Data, Pinacor and Ingram Mirco. The Company does not maintain on-going contracts with these suppliers. The Company purchases other communications equipment directly from manufacturers such as Lucent Technologies, Nortel Networks Corporation, Cisco Systems, Inc. and Multi-Tech Systems, Inc. or distributors authorized to warehouse such data communication equipment for the manufacturers.

BROADBAND COMMUNICATIONS ENGINEERING AND CONSTRUCTION SERVICES

         The Company does not rely on any material third party suppliers in connection with its communications engineering and construction services.

CONVERGENCE TECHNOLOGY AND TELECOMMUNICATIONS SERVICES

         The Company will be dependent on third party suppliers for Internet access and bandwidth and various other services, including video content to be provided as part of the Company's NeighborComm product. The Company is also dependent on third party suppliers for its local and long distance telephone service which is obtained under reseller and facilities contracts with major telecommunications companies.

SALES AND MARKETING

INTERNET SERVICES

         The Company markets its Internet services through its own direct sales force, limited newspaper and trade publication advertising, limited radio advertising and the Company's web sites.

COMMUNICATION EQUIPMENT SALES

         The Company markets its communication equipment through a direct sales force, telemarketing, direct mail campaigns, media advertising, catalogs, weekly fax blasts, trade shows and conventions.

BROADBAND COMMUNICATIONS ENGINEERING AND CONSTRUCTION SERVICES

         The Company attempts to grow and further develop this line of business by selling to existing customers, applying to bid lists and responding to public notifications of potential contracts and referrals.

CONVERGENCE TECHNOLOGY AND TELECOMMUNICATIONS SERVICES

         The Company's convergence technology solution, NeighborComm, is sold directly to large regional and national residential and commercial developers. To date it has only been sold by key management of the Company. Sales literature has been produced for a direct mail distribution. After the NeighborComm system is installed in a development, the Company will provide various on-site sales materials to encourage home buyers in the development to obtain their communications services from FutureOne.

         The Company plans to sell its telecommunications products and services as a part of NeighborComm, which is anticipated to include regular local and long distance telephone services. The Company also anticipates that its telecommunications products and services will be offered to customers in all states where the Company obtains operating authority.

COMPETITION

         The markets for all of the Company's products and services are extremely competitive and it is expected that competition will intensify in the future. The Company's ability to compete successfully depends on a number of factors both within and outside its control, including the pricing policies of its competitors and suppliers, the introduction of new products and services by others, the availability of additional financing and general economic trends in the industry.

INTERNET SERVICES

         The Company competes directly or indirectly with the following categories of Internet service companies:

          - commercial Internet access providers, and other national and regional providers;

          - established on-line service companies that also offer Internet access;

          -    nonprofit or educational Internet access providers and

          - local and regional telecommunications companies and various cable companies.

         Most of these competitors have substantially greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than those of the Company. As a result, competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their services than the Company. Increased competition could result in significant price competition, which in turn could result in significant reductions in the average selling price of the Company's services. There can be no assurance that the Company will be able to offset the effects of any such price reductions through an increase in the number of its subscribers, higher revenue from enhanced services, cost reductions or otherwise. Increased competition could inhibit the Company's ability to increase its market share and adversely affect the Company's operating results. There can be no assurance that the Company will have the financial resources, technical expertise or marketing and support capabilities to continue to compete successfully.

         It is possible that advertisers will pay large Internet access providers advertising fees in sufficient amounts to allow the Internet access providers to give their subscribers "free" access to the Internet in return for the advertisers' right to target all or a portion of the subscribers to market their products. There are currently Internet access providers offering free or minimal cost Internet access and computers to their subscribers. This may have an adverse effect on the Company and other providers that are attempting to charge for the same services and do not have sufficiently large subscriber bases to be able to generate sufficient advertising revenue to compete with "free" access.

         The competition for web site development and e-business solutions is also intense and large companies such Microsoft, US WEST and AT&T offer such services to larger customers. In order to attract monthly hosting customers, some companies are offering these services for free. There are also numerous individuals and small companies that design web sites for businesses at extremely low prices, with which the Company cannot economically compete. As a result, the Company must attract larger customers that have more sophisticated needs. There are many companies competing for these sophisticated customers and the available technology is constantly changing. This requires the Company to consistently invest in new software tools and training for its staff in order to develop and offer leading edge technological solutions to attract customers.

COMMUNICATION EQUIPMENT SALES

         The competition for sales of communications equipment, including computers, is also intense, and the gross profit margins are often minimal. On the wholesale level, the Company competes with large national companies that offer more products and occasionally lower prices because of their sales volume and purchasing power. As a result, the Company must be willing to accept lower profit margins, maintain lower operating costs, negotiate favorable resale and distributor contracts or find unique marketing and advertising programs to continually market products to new customers and its existing customer base in order to achieve and maintain a competitive position in the marketplace.

BROADBAND COMMUNICATIONS ENGINEERING AND CONSTRUCTION SERVICES.

         The Company competes with regional firms and national companies such as Fischel Companies, Burnup and Sims, Inc., Henkel & McCoy and numerous other smaller contractors. The Company must obtain work through competitive bids. The Company has acquired specialized construction equipment, such as large boring and drilling machines, to be competitive in obtaining projects with the requirements or portions of jobs requiring these specialties. In order to be competitive, the Company must have access to a sufficiently mobile labor force, equipment and financial reserves to accept jobs in various parts of the western United States. The Company is at a disadvantage in competing against larger companies that have more personnel, equipment and financial resources than the Company.

CONVERGENCE TECHNOLOGY AND TELECOMMUNICATIONS SERVICES

         The telecommunications industry is highly competitive. The Company believes the principal competitive factors affecting its business are customer service, accurate billing, variety of services and, to a lesser extent, pricing levels and clear pricing policies. The ability of the Company to compete effectively depends upon its ability to maintain high quality, market-driven services at prices generally equal to or below those charged by its competitors. To be competitive, the Company believes it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect the Company. Many of the Company's current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those of the Company, as well as other competitive advantages over the Company.

         FutureOne is a recent entrant in the telecommunications services industry and will not achieve and does not expect to achieve a significant market share for any of its services in larger markets. In particular, local telephone companies have long-standing relationships with their customers and have financial, technical and marketing resources substantially greater than those of the Company. Many of those companies have the potential to subsidize competitive services with revenue from a variety of businesses and currently benefit from some existing regulations that favor these ILECs over FutureOne in some respects.

         The Company also faces, and expects to continue to face, competition from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange market such as AT&T, MCI/WorldCom, GTE and US Sprint. Competition also comes from other CLECs, resellers of local exchange services, competitive access providers ("CAPs"), cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, a continuing trend toward consolidation and strategic alliances of telecommunications companies, as well as the development of new technologies, could give rise to significant new competitors to the Company, putting FutureOne at a competitive disadvantage. The Telecommunications Act includes provisions which impose certain regulatory requirements on all LECs, including the Company, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including ILECs. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on the Company's ability to compete successfully against ILECs and other telecommunications service providers.

         The change in the Telecommunications Act radically altered the market opportunity for traditional CAPs and CLECs. Because most existing CAPs and CLECs initially entered the market providing dedicated access in the pre-1996 era, these companies had to build infrastructure before offering services. Since passage of the Telecommunications Act, many CAPs have added switches to become CLECs to take advantage of the opening of the local market. With the Telecommunications Act requiring unbundling of the LEC installing switches and leasing trunk and loop capacity until traffic volume justifies building facilities, newer CLECs, including competitors that FutureOne may encounter in some markets, will not have to replicate existing facilities and can be more opportunistic in designing and implementing networks.

         The Company is not currently providing, nor does it intend to supply, wireless communication services. Many of the Company's competitors are offering such services and may gain a competitive advantage over the Company as a result.

         The Company believes that recent announcements by several large telecommunications companies indicate that such companies are positioning themselves to provide convergence technology solutions (bundled communications solutions), to existing telephone and cable subscribers, as well as, installing convergence technology in new developments. New telecommunications hardware solutions are being tested and developed that may allow the Company to provide their bundled communication services through existing infrastructure to existing communities, however, based on the Company's existing technology, the Company will be limited to providing its bundled communications services only to developments currently under construction.

GOVERNMENT REGULATION

         The following summary of regulatory developments does not purport to describe all present and proposed federal, state and local regulations affecting the telecommunications industry. Other existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings, nor their impact on the telecommunications industry or the Company, can be predicted at this time.

         The Company's telecommunications facilities and services will be subject to varying degrees of federal, state and local regulation. The 1934 Communications Act, as amended (the "Act"), and the regulations promulgated by the Federal Communications Commission ("FCC") thereunder, as well as the applicable laws and regulations of the various states and state regulatory commissions all govern the provision of telecommunications services. The FCC exercises jurisdiction under Title II of the Act over all facilities of, and services offered by, telecommunications common carriers to the extent such services involve jurisdictionally interstate common carrier communications, including international communications originating from or terminating in the United States. State regulatory authorities retain jurisdiction over jurisdictionally intrastate communications. Local governments sometimes impose franchise or licensing requirements on local service competitors and/or facilities companies.

FEDERAL REGULATION

         The Telecommunication Act of 1996 ("Telcom Act") substantially revised the Act and, among other things, established a dual federal-state regulatory framework for the introduction of local competition throughout the United States. In passing the Telecom Act, Congress sought to increase local competition from newer competitors such as long distance carriers, cable TV companies and public utility companies. Entities that provide local telephone services in competition with the existing, incumbent local exchange companies ("ILECs") are known as competitive local exchange companies, or CLECs.

         The Telecom Act establishes several means by which entities such as the Company can offer local telephone services in competition with the ILECs. A CLEC may choose to build its own local facilities, resell the local services of the ILECs, lease unbundled network elements from ILECs, or employ a combination of these options. The Telecom Act imposes on ILECs certain obligations to interconnect their services and facilities with those of the CLECs. It also specifically requires all local exchange carriers, including ILECs and CLECs, not to prohibit or unduly restrict resale of their services, to establish number portability, dialing parity and reciprocal compensation arrangements for the transport and termination of telecommunications, and to provide non-discriminatory access to telephone poles, ducts, conduits and rights-of-way. It also makes competitive entry into other service or geographic markets more attractive to Regional Bell Operating Companies ("RBOCs"), other ILECs, long distance carriers and other companies and likely will increase the level of competition the Company faces.

         The FCC has significant responsibility in the manner in which the Telecom Act will be implemented. The Telecom Act contemplates that states will apply the federal regulations and oversee the implementation of all aspects of interconnection not subject to FCC jurisdiction. The states also are tasked with overseeing interconnection negotiations between ILECs and their new CLEC competitors.

         On August 8, 1996, the FCC released an order which established a framework of minimum, national rules enabling state commissions and the FCC to begin implementing many of the local competition provisions of the Telecom Act. Among other things, the order prescribed certain minimum points of interconnection, adopted a minimum list of unbundled network elements that ILECs must make available to competitors, and adopted a methodology for states to use when setting prices for unbundled network elements and for wholesale resale services. In July 1997, the U.S. Court of Appeals for the Eighth Circuit struck down certain of the rules (including the provisions establishing pricing methodologies and default rates for resold services and unbundled network elements). The appeals court concluded that the Telecommunications Act granted the states the authority to set the rates for interconnection, unbundled network elements and resold services and that the FCC therefore lacked jurisdiction to issue the pricing rules or to preempt state pricing rules. In October 1997, the Eighth Circuit issued an order clarifying that the RBOCs were not required to rebundle unbundled network elements that competing carriers had purchased separately.

         The FCC, numerous IXCs and various other parties filed petitions for certiorari with the U.S. Supreme Court, expressing concern, among other things, about the lack of uniformity in pricing that may result from the Eighth Circuit's rejection of national pricing. On January 25, 1999, the Supreme Court issued a decision upholding the authority of the FCC to issue regulations - both pricing and non-pricing - in implementing the local competition provisions of the Telecommunications Act, rather than placing pricing authority at the state level. In its decision, the Supreme Court, however, invalidated the FCC's current list of the network elements that ILECs must make available on an unbundled basis. This, in turn, could affect whether the FCC requires ILECs to provide certain other facilities used in providing broadband services to competitors such as the Company on an unbundled basis. The FCC is expected to issue a notice proposing a new list of network elements shortly. The Eighth Circuit decisions and their recent reversal by the Supreme Court perpetuate continuing uncertainty about the rules governing the pricing, terms and conditions of interconnection agreements. Given this uncertainty, the Company cannot guarantee that it will be able to obtain or enforce acceptable interconnection terms or interconnection terms consistent with its business plans.

         The Telecom Act has already resulted in comprehensive changes in the regulatory environment for the telecommunications industry as a whole, and will have a material impact on the local exchange industry and the competitive environment in which the Company operates. Nevertheless, the concept of competitive local exchange services is a relatively new development in the telecommunications industry, and the Company cannot predict how the relevant provisions of the Telecom Act will be interpreted and implemented by the FCC, state regulators, courts and the ILECs. Although passage of the Telecom Act has resulted in increased opportunities for companies that are competing with the ILECs, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry would not have a material adverse effect on the Company's financial condition, results of operations or cash flow.

         To the extent that the Company expects to offer interstate long distance services, it will be treated by the FCC as a so-called "nondominant" carrier. The FCC subjects nondominant carriers to minimal regulation. However, interstate carriers offering services to the public must comply with the federal statutory and regulatory requirements of common carriage under the Act, must file various reports and pay various fees and assessments, and remain subject to the FCC's complaint jurisdiction. Among other things, interstate common carriers must offer service on a non-discriminatory basis at just and reasonable rates. Nondominant carriers need not obtain specific prior FCC approval to initiate or expand domestic interstate services, although they must file a tariff with the FCC containing the currently effective rates, terms and conditions of service for its long distance services. Although the FCC has issued regulations eliminating this tariffing requirement for all interstate non-dominant carriers, those regulations have been stayed on appeal by third parties, and the Company currently will be required to file tariffs with the FCC. If the FCC order becomes effective, nondominant interexchange carriers will need to find new means of providing notice to customers of prices, terms and conditions on which they offer their interstate services.

         In 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime which established new universal service funds to support telecommunications and information services provided to qualifying schools, libraries and rural health care providers, and expanded the federal subsidies for local telephone services provided to low-income consumers. The FCC collects money to fund this expanded regime from interstate carriers and certain other entities. To the extent that the Company provides intrastate, interstate or international telecommunications service, it will be required to contribute to these programs. The Company's payments for the schools and libraries and rural health care fund will depend on estimated quarterly intrastate, interstate and international gross end-user telecommunications revenues. Contribution factors vary quarterly and the FCC bills carriers on a monthly basis. Contribution factors for 1999 ranged from
3.08 to 3.19% for the high cost and low income funds (interstate and international revenues), and 0.72 to 0.76% for the schools, libraries, and rural health care funds (intrastate, interstate and international revenues). Because the contribution factors vary quarterly, the Company cannot currently accurately determine the annualized impact on its annual performance.

         As a telecommunications carrier, the Company will also be required to comply with the Federal digital wiretapping regulations administered by the U.S. Department of Justice and the FCC. The Communications Assistance to Law Enforcement Act ("CALEA"), enacted in 1994, requires telecommunications carriers such as Company to make available certain telecommunications capabilities to U.S. law enforcement officials to permit those authorities to continue to intercept communications involving advanced technologies such as digital and wireless transmission communications. Under CALEA, courts may impose fines of up to $10,000 per day on telecommunications carriers that fail to meet the required capability functions, as determined by industry standards. The FCC recently extended the compliance date for the CALEA capability requirements to June 30, 2000 to permit manufacturers sufficient time to develop CALEA compliant equipment. The Company cannot predict the nature and extent of the impact the CALEA requirements will have on its operations.

         The FCC may address regulatory non-compliance with a variety of enforcement mechanisms, including monetary forfeitures, refund orders and injunctive relief. The telecommunications industry varies substantially from state to state and continues to change rapidly. Moreover, as deregulation at the federal level occurs, some states are reassessing the level and scope of regulation applicable to carriers. Regulators or third parties could raise material issues with regard to Company's compliance or non-compliance with applicable regulations. Future regulatory, judicial or legislative activities could have a material adverse effect on the Company's financial condition, results of operations or cash flow.

STATE REGULATION

         The local and intrastate long distance telecommunications operations of the Company will be subject to various state laws and regulations. Most states regulate entry into the intrastate telecommunications markets, and states' regulation of competitive telecommunications providers vary in their regulatory intensity. The majority of the states mandate that companies seeking to provide intrastate services apply for and obtain from a state public utility commission ("PUC") certificates of public convenience and necessity or file a registration with the PUC. This authorization process generally requires the carrier to demonstrate that it has sufficient financial, technical and managerial capabilities and that granting the authorization will serve the public interest. The Company, through its wholly owned subsidiary Amcom LLC, is authorized by the appropriate PUCs in the states of Colorado and Oregon and expects to file for approval in other states. It cannot guarantee that it will be able to successfully obtain such approvals.

         In most states, the Company must also file and obtain prior regulatory approval of tariffs for intrastate services. In addition, the Company must update or amend the tariffs and, in some cases, the certificates of public convenience and necessity, when rates are adjusted or new products are added to the local and long distance services offered by the Company. In addition, most states impose tariff requirements on carriers and require that common carriers charge just and reasonable rates and not discriminate among similarly situated customers. Some states also require the filing of periodic reports, the payment of various regulatory fees and surcharges, and compliance with service standards and consumer protection rules. States often require prior approvals or notifications for certain transfers of assets (such as fiber optic cable or other telecommunications facilities), customers or ownership. Some states also require approval or notice for the issuance of securities or debt or for name changes. States generally retain the right to sanction a carrier or to revoke its operating authority if a carrier violates relevant laws and/or regulations. If any state regulatory agency concluded that the Company provided intrastate service without the appropriate authority, or that it was not otherwise in compliance with state PUC rules, that agency could initiate enforcement actions, potentially including the imposition of fines, the disgorging of revenues, or the refusal to grant the regulatory authority necessary for the future provision of intrastate telecommunications services.

LOCAL GOVERNMENT REGULATION

         The Company expects to own telecommunications facilities that may be subject to certain local government requirements. In particular, facilities-based companies must generally obtain street use and construction permits and licenses and/or franchises to install and expand fiber-optic networks using municipal rights of way. In some municipalities carriers must pay license or franchise fees based on a percentage of gross revenues or on a per linear foot basis, as well as post performance bonds or letters of credit. The Company cannot guarantee that it can obtain or retain franchises or that franchise fees will remain at their current levels. While regulation of municipal rights of way generally remains a matter under local jurisdiction, some states have enacted or are considering enacting measures that affect the ability of local governments to impose certain types of restrictions on franchisees or to require certain types of concessions from carriers seeking franchise agreements.

INTERNET REGULATION

         In so far as the Internet is a relatively new medium, the legal obligations and First Amendment rights of service providers and participants in the Internet are not well defined and are evolving. Currently, Internet access and online services are not subject to direct regulation in the United States, but changes in the regulatory environment relating to the telecommunications and media industry could have an effect on the Company's business. For example, FCC regulatory review and rulemaking could result in regulation of the Internet and online services industry, which could result in increased telecommunications costs for participants in the Internet industry, including the Company. The Company cannot predict whether, or to what extent, any such new rulemaking will occur, or what effect any such rulemaking would have on the Company.

         Certain provisions of the 1996 Telecommunications Act relating to indecent communication over the Internet, generally referred to as the Communications Decency Act of 1996, were held unconstitutional by the United States Supreme Court in June 1997. These provisions had generally made it illegal, subject to certain defenses, for persons to knowingly use an interactive computer service to send or display "indecent" communications to minors. In October 1998, Congress enacted the Children's Online Protection Act ("COPA") which creates criminal penalties for content on the Internet that may be deemed "harmful to minors" (as defined in various court decisions) and requires that such material be restricted. This law is currently being challenged in federal district court. On February 1, 1999, a U.S. District Court judge issued a preliminary injunction against enforcement of portions of that Act and the U.S. Department of Justice has appealed that decision. The Company has not changed any of its plans or policies as a result of the enactment of COPA, and does not believe its current plans or policies violate this statute. The Company cannot predict whether additional federal or similar state legislation will be enacted in the future, whether any such future legislation would be upheld, how courts would interpret any such future legislation or what effect, if any, such legislation would have on the Company. There also are laws that make it illegal to traffic in obscene or child pornographic materials, including by a computer, and accordingly the Company subscribes to a newsgroup service who's servers do not host certain newsgroups that it believes traffic in child pornography. While the Company does not believe that its activities will violate any of these laws, it cannot predict how a court would interpret these laws in the Internet context or whether a court would hold that the Company has a duty to monitor material being transmitted or, if notified that illegal material is being transmitted, to attempt to stop or restrict such transmissions.

         In addition, the applicability to FutureOne of existing laws governing issues such as intellectual property ownership, defamation and personal privacy is uncertain. Courts have indicated that, under certain circumstances, online service providers and Internet Service Providers could be held responsible for the publication of defamatory material or for failure to prevent the distribution of material that infringes copyrights owned by others. The Company does not edit or otherwise monitor the content accessed by subscribers to its Internet services. In addition, the Company blocks access to newsgroups that meet certain criteria indicating they carry child pornography. Future interpretations by the courts of online defamation, privacy, copyright infringement and other legal issues is also uncertain.

         It is possible that in the future laws and regulations could be adopted which address matters such as user privacy, copyrights, pricing and the characteristics and quality of Internet services, among other areas. Internet-related legislation and regulatory policies are continuing to develop and we could be subject to increased regulation in the future. Laws or regulations could be adopted in the future that may decrease the growth and expansion of the Internet's use, increase the Company's cost of doing business, or otherwise adversely affect the Company's business.

         On April 5, 1999, US WEST filed a petition with the FCC asking the FCC to find that Internet Protocol ("IP") telephony services are telecommunications services, not enhanced services or information services, and therefore should be subject to access charge and universal service obligations. The Company cannot predict how the FCC will rule on US WEST's petition. If the FCC does ultimately determine that IP telephony is subject to the FCC's access charge and universal service regimes, such a ruling would likely substantially increase the the Company's costs of providing IP telephony. US WEST filed similar requests before the Nebraska Public Service Commission and the Colorado PUC.

         The FCC may also issue new regulations governing the treatment of calls to ISPs for the purposes of universal service obligations. In a recent report to Congress, the FCC clarified that carriers must consider revenues earned from the transmission services supplied to ISPs when calculating universal service obligations. The FCC plans to address in the future the contribution obligations, if any, of ISPs using their own facilities and ISPs providing phone-to-phone IP telephony. The Company cannot predict the outcome of these proceedings or their potential effect on its operations.

TRADEMARKS

         The Company has two registered trademarks, one for Future One & DESIGN and one for PrimeServ. The Company has applied for a registered trademark with the U.S. Patent and Trademark Office for NeighborComm. Such application is currently pending, although there can be no assurances regarding when such registration will be issued, if at all. The Company does not own any patents.

EMPLOYEES

         As of August 31, 1999, the Company had 170 full-time employees, of whom 27 had executive or managerial responsibilities. None of the Company's employees are represented by a union. The Company considers its relations with its employees to be good.

         The Company's growth continues to place significant demands on its managerial resources. The success of the Company's business is substantially dependent on the services of its senior management team, and the services of Mr. Kendall Northern and Mr. Earl Cook. The Company has employment agreements with Messrs. Northern and Cook, however, the loss of their services or the services of its other officers and key technical personnel could have a material adverse effect on the Company. To address these risks, the Company must, among other things, continue to attract, retain and motivate qualified personnel. While the Company, like other technology companies, has experienced some difficulty in attracting and retaining qualified personnel, it has been successful in attracting qualified personnel to date. There can be no assurance that the Company will be successful in attracting or retaining qualified personnel in the future.

INSURANCE

         The Company maintains general liability, automobile liability, workmens' compensation and umbrella coverage insurance in amounts which it believes are customary for a company of its size engaged in a comparable industry. However, there can be no assurance that the Company will not be subject to claims in the future that its insurance may not cover or as to which its coverage limits may be inadequate.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

         Except for historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results could differ materially from those discussed herein. Readers are cautioned not to place undue reliance on the forward-looking statements that relate to the Company's future performance. See "Special Note on Forward-Looking Statements."


OVERVIEW

         The Company is becoming a full service communications provider through its entry into the convergence technology and telecommunications markets and it has positioned itself as a full service business communications solutions provider. The Company was formed as an Internet Service Provider and began providing Internet services including, personal and business dial up accounts, high speed frame relay connections and web site design in November 1995. In February 1997, the Company entered the retail computer sales and services market. In 1998 and 1999, the Company expanded its product lines and geographic area of operations through several strategic acquisitions. The Company has since divested its retail computer sales and services operations and is in the process of divesting its virtual telephone service and exploring the possibilities of divesting it Internet access business. The Company is currently engaged in broadband communications engineering and construction services, wholesale communication and computer equipment sales, e-business development, advertising and graphics design and is entering the convergence technology and telecommunications markets.

         The Company's ISP operations have faced the traditional problems of the industry, including intense competition for customers which causes high customer turnover rates and the demand for higher speed services which requires additional capital expenditures in the face of lower prices. Most of the Company's growth in personal ISP customers has come through acquisitions. The Company is exploring possibilities to sell this line of business although no definitive arrangements currently exist. The Company has decided to shift from its Internet Service Provider business to the e-business and advertising business where the demand for Internet services is continuing to expand as more businesses are learning to use the Internet to reach more customers. As a result, businesses are requiring more sophisticated e-commerce sites and e-business applications. Through various acquisitions, the Company has expanded into providing complete e-business and advertising services. See "History - Internet Services."

         Since the Company entered the retail personal computer market in 1997, intense competition with large retail chains and manufacturers selling direct to customers has lowered profit margins and absorbed a large portion of computer equipment market. As a result, the Company has changed its focus and has divested itself of its retail computer sales and service in order to expand its wholesale computer and data communications equipment division, which sells to resellers, Internet Service Providers, Competitive Local Exchange Carriers, schools, government agencies and resellers. The expansion of the Company's wholesale products division has come primarily through acquisitions. See "History - Communication Equipment Sales."

         The Company has entered the broadband communications engineering and construction services market to provide new and advanced fiber, copper and CATV systems for existing and emerging communications companies and for its own use to facilitate its entrance into the convergence technology market. The Company entered the broadband communications engineering and construction services market primarily through strategic acquisitions. See "History - Broadband Communications Engineering and Construction Services."


RESULTS OF OPERATIONS

         The following table sets forth the percentage of total revenues represented by specific expense and income items for the periods indicated:

                                                                 YEAR ENDED SEPTEMBER 30       NINE MONTHS ENDED JUNE 30
                                                                 -----------------------       -------------------------
                                                                   1997            1998           1998           1999
                                                                   ----            ----           ----           ----
REVENUES:
   Internet Services.......................................         66.3%           35.6%           81.5%         16.1%
   Communication Equipment Sales...........................         33.7             8.3            18.5          22.1
   Broadband Communications Engineering and Construction
     Services..............................................          -              56.1             -            61.8
                                                                   -----           -----           -----         -----
          TOTAL REVENUES...................................        100.0           100.0           100.0         100.0
                                                                   -----           -----           -----         -----

COSTS OF SALES AND OPERATING EXPENSES:
   Internet Services.......................................         46.4            27.9           55.2           17.2
   Communication Equipment Sales...........................         26.0             7.2           15.0           19.2
   Broadband Communications Engineering and Construction
     Services..............................................          -              45.5            -             54.2
   Depreciation and Amortization...........................          6.5            10.5            9.8           11.6
   General and Administrative..............................         39.8            47.5           71.6           34.5
   Unusual Items...........................................          -               -              -              5.5
                                                                   -----           -----           -----         -----
          TOTAL OPERATING EXPENSES.........................        118.7           138.6          151.6          142.2
                                                                   -----           -----           -----         -----

          LOSS FROM OPERATIONS.............................        (18.7)          (38.6)         (51.6)         (42.2)
          OTHER INCOME (LOSS), NET.........................         (4.9)           (1.2)           1.9           (1.3)
                                                                   -----           -----           -----         -----

LOSS BEFORE INCOME TAXES...................................        (23.6)          (39.8)         (49.7)         (43.5)
PROVISION FOR INCOME TAXES.................................           -               -             -               -
                                                                   -----           -----           -----         -----
          NET LOSS.........................................        (23.6)%         (39.8)%        (49.7)%        (43.5)%
                                                                   =====           =====          =====          =====

         The Company's operating loss increased from $163,000 to $1,165,000 and its net loss increased from $205,000 to $1,202,000 for the years ended September 30, 1997 and 1998. The Company's operating loss increased from $482,000 to $3,555,000 and its net loss increased from $465,000 to $3,661,000 for the nine months ended June 30, 1998 and 1999.

         The following table sets forth comparative cash flows of the Company for the periods indicated:

                                             YEAR ENDED SEPTEMBER 30                     NINE MONTHS ENDED JUNE 30
                                            --------------------------                  --------------------------
                                            1997                  1998                  1998                  1999
                                            ----                  ----                  ----                  ----
Net Cash Used in
  Operations                             $(125,000)          $  (738,000)             $(309,000)        $(1,474,000)
Net Cash Provided By (Used)
  in Investing Activities                  (32,000)               79,000                (78,000)         (1,899,000)
Cash Provided by
  Financing Activities                     178,000             1,209,000                 420,000          3,032,000

Ending Cash Balance                         21,000               571,000                  54,000            231,000


YEAR ENDED SEPTEMBER 30, 1998 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1997

REVENUES

         Total revenues were $3,021,000 for the fiscal year ended September 30, 1998, an increase of 247% from $871,000 for the fiscal year ended September 30, 1997.

          Internet services revenues increased $497,000, or 86%, from $578,000 in 1997 to $1,075,000 in 1998. This increase is primarily attributable to growth in the Company's customer base and service areas, including customers acquired through acquisitions in April 1998 and July 1998. In addition, Internet revenues increased as a result of the Company's acquisition of a software development company in May 1998. See "History - Internet Services."

         Communication equipment sales revenues decreased $42,000, or 14%, from $293,000 in 1997 to $251,000 in 1998. The Company believes this decrease is the result of increased competition from large retail chains and manufacturers selling direct to customers. The Company's acquisitions at the end of fiscal 1998 of a retail computer sales and service company and a wholesale communications equipment company did not contribute revenues to the Company in fiscal 1998. See "History - Communication Equipment Sales."

         The Company's broadband communications engineering and construction services contributed $1,695,000 of revenue during the two months that it was owned by the Company in 1998. Before being acquired by the Company, these operations had revenues of $2,001,000 for the year ended September 30, 1997 and revenues of $4,984,000 for a comparable twelve month period ending September 30, 1998. See "History - Broadband Communications Engineering and Construction Services."

COSTS OF REVENUES

         Cost of sales in the Internet service division includes the direct cost of labor for systems operations, customer support and programmers, communications charges and the cost of equipment obtained under operating leases. Cost of sales increased $438,000, or 108%, from $404,000 in 1997 to $842,000 in 1998. This increase is attributable to upgrades to the network that are leased instead of purchased, higher salaries for network and support personnel due to hiring personnel with higher skill levels and increased communications cost to serve the increased number of customers.

         Cost of sales in communication equipment sales, which includes cost of parts and direct labor to assemble parts and provide service labor, declined by $7,000, or 3%, from $226,000 in 1997 to $219,000 in 1998. This decrease is related to a decrease in sales of communication equipment sales. Gross margins from the Company's computer sales and services decreased from 23% in 1997 to 13% in 1998. The Company believes that this decline is primarily attributable to increased competition from large retailers and manufacturers.

         Cost of sales for the Company's broadband communications engineering and construction services, which includes materials, direct labor costs and depreciation, was $1,376,000 during the two months that it was owned by the Company during 1998. Before being acquired by the Company, these operations had cost of sales of $1,434,000 for the year ended September 30, 1997 and cost of sales of $3,370,000 for a comparable twelve month period ending September 30, 1998. The increase is attributable to an increase in revenues. The Company expects gross margins to decline for this division as a result of the Company focusing its resources on larger projects, but the annualized gross margins for 1997 and 1998 were 28% and 32%, respectively.

GENERAL AND ADMINISTRATIVE

         General and administrative expenses increased $1,085,000, or 313%, from $347,000 in 1997 to $1,432,000 in 1998. Approximately $200,000 of this increase is related directly to professional services and travel in connection with the Company's acquisitions in 1998, including the acquisition and reverse merger in March, 1998, and to integrate the operations of the acquired entities into the Company. Approximately $435,000 is directly related to acquisitions that were made in 1998, with $135,000 being attributed to the Internet service acquisitions and $300,000 to the underground cable construction division. Other increased expenses are the result of additional management and facilities due to increased growth and costs related to the development of the NeighborComm technology.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization increased from $57,000 in 1997 to $318,000 in 1998. This increase is primarily attributable to acquisitions made by the Company and reflects additional depreciation from fixed assets and amortization of the intangible assets resulting from the acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

         The Company had net cash used in operating activities of $738,000 for the year ended September 30, 1998 compared to $125,000 for the year ended September 30, 1997. The primary reason for the increase in cash used in operations was the increase in accounts receivable and related items related to the Company's expanding business operations. The Company's investment activities provided $79,000 and required $32,000 during 1998 and 1997, respectively. The primary reason for the cash provided from investing activities in 1998 was the sale of trading securities and net cash that was acquired as part of the business combinations during 1998 offset by the purchase of equipment. Financing activities provided $1,209,000 in 1998 and $178,000 in 1997. Substantially all of the financing activities related to the sale of the Company's common stock.

         Historically, the Company's cash flows from sales of its products and services have not been sufficient to completely fund its operations, and shortfalls have been funded primarily through equity financing. At September 30, 1998, the Company had cash and cash equivalents of $571,000, compared to cash and cash equivalents of $21,000 at September 30, 1997. The increase in cash and cash equivalents is primarily attributable to additional capital obtained from $1,344,000 in net proceeds from private placements of the Company's common stock, $146,000 from sale of securities and $268,000 from acquisitions. Such proceeds were offset by $738,000 used for operations, $199,000 used for purchases of equipment, and $135,000 for net debt payments.

NINE MONTHS ENDED JUNE 30, 1998 COMPARED WITH NINE MONTHS ENDED JUNE 30, 1999

REVENUES

         Total revenues were $8,418,000 for the nine months ended June 30, 1999, an increase of 799% from $936,000 for the nine months ended June 30, 1998.

         Internet services revenues increased $590,000, or 77%, from $762,000 in the nine months ended June 30, 1998 to $1,352,000 in the nine months ended June 30, 1999. This increase is primarily attributable to growth in the Company's customer base in Prescott and Lake Havasu City Arizona, which includes customers acquired through acquisition in April and July 1998 and additional web service revenues resulting from the acquisition of an advertising and e-commerce company. See "History - Internet Services."

         Communications equipment sales and services revenues increased $1,686,000, or 972%, from $173,000 in the nine months ended June 30, 1998 to $1,859,000 in the nine months ended June 30, 1999. The Company's acquisitions of a retail computer sales and service company and a wholesale communications equipment company at the end of fiscal 1998 are directly responsible for this increase in revenues. The wholesale division added revenues of $1,003,000 and the retail computer division revenues were $856,000. The retail computer division was sold effective June 15, 1999. See "History - Communication Equipment Sales."

         The Company's revenue was $5,208,000 in the nine months ended June 30, 1999. Before being acquired by the Company, these operations had revenues of approximately $2,960,000 during a comparable nine month period in 1998 prior to being acquired by the Company. The Company believes that the increase in broadband communications engineering and construction services revenue is primarily attributable to the Company obtaining additional large contracts to provide underground construction services and the Company's expansion of its underground construction services into additional western states. See "History - Broadband Communications Engineering and Construction Services."

COSTS OF REVENUES

         Cost of sales in the Internet services division includes the direct cost of labor for systems operations, customer support and programmers, communications charges and the cost of equipment obtained under operating leases. Cost of sales increased $930,000, or 180%, from $517,000 in the nine months ended June 30, 1998 to $1,447,000 in the nine months ended June 30, 1999. This increase is attributable to upgrades to the network that are leased instead of purchased, additional personnel and increased communications cost to serve the increased number of customers.

         Cost of sales in the communication equipment sales, which includes cost of parts and direct labor to assemble parts and provide service labor, increased by $1,476,000, or 1,048%, from $141,000 in the nine months ended June 30, 1998 to $1,617,000 in the nine months ended June 30, 1999. This increase is directly attributable to increase in revenues from this division. Gross margins from the Company's computer sales and services decreased from 19% in the nine months ended June 30, 1998 to 13% in the nine months ended June 30, 1999. The Company believes that this decline is primarily attributable to increased competition from large retailers and manufacturers and increased sales at the wholesale level.

         Cost of sales for the Company's broadband communications engineering and construction services operations, which includes materials, direct labor costs and depreciation, was $4,563,000 during the nine months ended June 30, 1999. Before being acquired by the Company, these operations had cost of sales of approximately $1,795,000 during the comparable nine month period before it was owned by the Company. The increase is attributable to additional revenues being earned by this division. Gross margins have declined for this division as a result of the Company focusing its resources on larger projects and the requirements for additional, equipment, equipment rentals and subcontractors on larger projects.

GENERAL AND ADMINISTRATIVE

         General and administrative expenses increased $2,239,000, or 335%, from $669,000 in the nine months ended June 30, 1998 to $2,908,000 in the nine months ended June 30, 1999. Approximately $1,350,000 is directly related to acquisitions that were made in 1998, with $100,000 being attributed to the Internet service acquisitions, $450,000 to the computer sales division and $800,000 to the broadband communications engineering and construction services operations. Other increased expenses are the result of additional professional fees, management personnel and facilities due to increased growth.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization increased from $91,000 in the nine months ended June 30, 1998 to $977,000 in the nine months ended June 30, 1999. This increase is attributable to acquisitions made by the Company and reflects additional depreciation from fixed assets and amortization of the intangible assets resulting from the acquisitions.

UNUSUAL ITEMS

        In January 1999, the Internet access supplier terminated service to the Company in Colorado Springs Colorado because of prior payment disputes with GlobalKey, Inc. Accordingly, the customers acquired by the Company from GlobalKey have been lost and the unamortized value of the customer list and goodwill acquired from GlobalKey has been charged as an expense totaling $120,000.

         In June 1999, management of the Company determined that it was no longer economically feasible to remain in the retail computer equipment sales and service industry. As a result, the Company sold Priority Systems, Inc. back to its former owner effective June 15, 1999. The result of this transaction was an expense to the Company of $341,000.

LIQUIDITY AND CAPITAL RESOURCES

         The Company had net cash used in operating activities of $1,474,000 for the nine months ended June 30, 1999 compared to $309,000 for the nine months ended June 30, 1998. The primary reason for the increase in cash used in operations was the increase in expenses related to the Company's expanding business operations. The Company's investment activities required $1,899,000 and $78,000 during 1999 and 1998, respectively. The primary reason for the cash used from investing activities in 1999 and 1998 was the purchase of equipment. Financing activities provided $3,032,000 in 1999 and $420,000 in 1998. Approximately $1,937,000 in 1999 and $427,000 in 1998 related to the sale of the Company's common stock and $1,095,000 in 1999 and $(7,000) in 1998 was attributable to net debt proceeds (payments).

         The Company believes that cash on hand is sufficient to meet the Company's working capital demands in the short term. The Company also plans to continue to aggressively expand its business operations in fiscal 2000, which will require more resources than are currently available to the Company. In the event the Company is unable to obtain additional financing, the Company will not be able to fully undertake its business expansion and will attempt to reduce costs to permit existing sources of capital to finance the operations of the Company until such time additional sources become available.

         The Company's business plan includes pursuing additional debt and equity financing with financial institutions or strategic partners. In August 1999, OPEC obtained a loan for $1,000,000, which will be used for working capital for OPEC to further expand its underground construction business. OPEC has also refinanced a substantial amount of their equipment debt with a loan from a bank in the amount of $ 892,000, which has replaced higher interest rate loans and capital leases of an equal amount.

         The Company also has a stock purchase commitment from Blackwater Capital Partners, L.P., for up to approximately $7,000,000 of which management expects to receive $1,000,000 by October 31, 1999. As of September 30, 1999, the Company has received an additional $400,000 of the anticipated $1,000,000, but there is no assurance that the Company will receive all or any additional portion of the funds in a timely manner if at all.

YEAR 2000 COMPLIANCE

         The inability of computers, software and other equipment utilizing microprocessors to recognize and properly process data fields containing a two digit calendar year is commonly referred to as the "Year 2000 Compliance" issue. As the calendar year 2000 approaches, such systems may be unable to accurately process some date-based information.

         The Company is aware of the problems associated with the year 2000 date change and has established and continues to evaluate and update its program to address any potential year 2000 compliance issues relating to its:

     -    internal operating systems,

     -    vendors, facilities and other third parties, and

     -    products and services.

         The Company is currently assessing its material internal operating systems for year 2000 compliance. The Company's assessment includes internal production systems, accounting and financial systems, and software developed by the Company. The Company completed its assessment in September 1999 and anticipates testing of its internal operating systems to be completed by October 31, 1999. Based on the preliminary results of this assessment, the Company believes its material internal operating systems and software is year 2000 compliant. If the Company's major internal operating systems or software are not year 2000 compliant in a timely manner, the Company's business operations would be materially and adversely affected and the Company may be required to incur unanticipated expenses to remedy any problems not addressed by these compliance efforts.

         The Company is currently evaluating the year 2000 readiness of its material vendors and facilities with respect to IT, as well as non-IT, assets. The Company is working with many of its material vendors and will evaluate responses on a case-by-case basis. The Company is also in the process of beginning its assessment of the year 2000 readiness of each of its facilities. If the Company's major vendors or facilities are not year 2000 compliant in a timely manner, the Company's business operations would be materially and adversely affected and the Company may be required to incur unanticipated expenses to remedy any problems.

         The Company's development of products and services is accomplished through in-house development, and acquisition or license from third parties. The Company is assessing all of its internally developed and third-party developed products and services for year 2000 readiness, and believes that all of such products have been designed to satisfy the Company's year 2000 specifications. The Company will continue to monitor newly developed or acquired products or technology for year 2000 compliance. In the event that any of the Company's developed or acquired products or technology are not year 2000 compliant in a timely manner, the Company's sales may decline materially, customers and those with whom they do business may assert product liability and other claims, and the Company's business, results of operations and financial condition would be materially and adversely affected.

         To date, the Company has not completed its contingency plans in the event that its internal operating systems, vendors, facilities, or products, or any other components of its business operations, fail to operate in compliance with the year 2000 century date change. The Company expects to develop its contingency plans by October 31, 1999.

         The estimated costs of the Company's year 2000 compliance program have not had and are not expected to have a material effect on the Company's financial position, results of operations or liquidity. However, there can be no assurance that the Company will not experience material adverse consequences in the event that the Company's year 2000 compliance program is not successful or its vendors, or facilities are unable to resolve their year 2000 compliance issues in a timely manner.

FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS

         This Form 10-SB contains "forward-looking statements" relating to, without limitation, future economic performance, plans and objectives of the Company for future operations and projections of revenue and other financial items, that are based on the beliefs or, assumptions made by and information currently available to the Company. The words "expect," "estimate," "anticipate," "believe," "intend," "plan," and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements in this "Factors that May Affect Future Operating Results" section and elsewhere in this Form 10-SB identify important factors with respect to such forward-looking statements, including risks and uncertainties, that could cause actual result to differ materially from those expressed in or implied by such forward-looking statements.

LIMITED OPERATING HISTORY; UNPREDICTABILITY OF OPERATING RESULTS

         The Company was incorporated on March 22, 1994, as World's Fare, Inc., but did not begin to generate meaningful revenue until October 1996 and has not generated an operating profit to date. Although the Company has experienced revenue growth in recent periods, in view of the Company's short operating history and the rapidly changing nature of the telecommunications market and the related construction industry, such growth may not be sustainable and should not be considered indicative of future operating results. The Company's results of operations may become increasingly unpredictable from quarter to quarter as a result of numerous factors, including market acceptance of the Company's current or future products, fluctuations in the development and growth of the NeighborComm, the award and completion of construction contracts, the timing of orders and shipments of products, the Company's ability to introduce new products, or the introduction or the announcement of competitive products. The Company's current expense levels are based in part on its expectations of future revenue and, as a result, net income (loss) for a given period could be disproportionately affected by any reduction in revenue. There can be no assurance that the Company will be able to achieve significant revenue from sales of products in the future.

         FutureOne is presently dependent upon additional capital resources to enable it to carryout its business plan and attain profitabilities. Under its arrangement with Blackwater Capital it expects to receive approximately $1.0 million by October 31, 1999. The lack of profitable operations and the need for additional capital have resulted in the report of independent auditors containing an uncertainties paragraph with respect to the abilities of FutureOne to continue as a going concern.

MANAGEMENT OF GROWTH

         The Company recently has experienced growth, primarily through acquisitions, in both revenue and employees. This growth has resulted in an increase in the responsibilities of the Company's management and has placed added pressures on the Company's operating and financial systems. During fiscal 1998, the Company hired directly, or retained through strategic acquisitions, 107 new employees, including certain key members of management, to help the Company manage its growth. The Company's ability to assimilate new personnel will be critical to its performance, and there can be no assurance that the management and systems currently in place will be adequate if its operations continue to expand or that the Company will be able to implement additional systems successfully and in a timely manner as required.

RISKS ASSOCIATED WITH THE EMERGING NEIGHBORCOMM MARKET

         The market for the Company's NeighborComm system is in an early stage of development. Because this market is only beginning to develop, it is difficult to assess the size of this market and the product features and prices, the optimal distribution strategy and the competitive environment that will develop in this market. There is no assurance that the anticipated services that comprise NeighborComm will be provided in a timely manner or at all. There is no assurance that the NeighborComm product will be accepted by consumers or that consumer acceptance will endure. In order to provide voice and video services to consumers, the Company must obtain its own operating authorities or resell other providers' services. The Company must therefore have operating authorities to provide telephone services in each state that it intends to offer such service and/or obtain operating authority to provide video services in various localities. There is no guarantee that the Company will be granted such authorities in a timely manner or at all. The Company is currently taking steps to obtain telephone operating authorities, but to date the Company has not applied for any video authority. If the Company is not granted direct authority to provide telephone or video services in some or all locations, it may acquire such services from other providers or resell the services of the providers, but such services may not be available if and when needed or at rates that will allow the Company to provide such services to its customers on a profitable basis.

UNCERTAINTY OF PRODUCT ACCEPTANCE

         The Company's NeighborComm system is a new product for the Company and still under development. Although the Company is in the process of implementing its first NeighborComm system, there can be no assurance that the Company will be able to continue to develop the NeighborComm system or that it will achieve market acceptance. The failure of the NeighborComm system to achieve such market acceptance, or maintain such acceptance, if achieved, as a result of competition, technological change or other factors, could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

         The market for broadband convergence technology and services is new, intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to intensify in the future. The Company believes that the principal competitive factors affecting the market include scope of product offerings, technical features, ease of use, reliability, customer service and support and price. Although the Company believes that its products currently compete favorably with respect to such factors, there can be no assurance that the Company will maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other competitive resources.

         The Company's principal current competitors include AT&T, MCI/WorldCom, Sprint and other major telecommunications companies. There can be no assurance that the Company will not in the future face increased competition from such companies in the bundled communication services market and therefore suffer loss of market share to such companies. Moreover, due to the rapid expansion of the bundled communication services market, the Company may face competition from new entrants in the telecommunications industry. There can be no assurance that the Company's current and potential competitors will not develop products that may be more effective than the Company's current or future products or that the Company's technologies and products would not be rendered obsolete by such developments. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. An increase in competition could result in price reductions and loss of market share. Such competition could have a material adverse effect on the Company's business, financial condition and results of operations.

CHANGES IN TECHNOLOGY AND INDUSTRY STANDARDS

         The communications industry is characterized by rapid changes, including evolving industry standards, frequent new product introductions, continuing advances in technology and changes in customer requirements and preferences. The introduction of new technologies could render the Company's existing products obsolete or unmarketable. There can be no assurance that the Company will be able to counter challenges to its current products, that the Company's future product offerings will keep pace with technological changes implemented by competitors or persons seeking to provide communications services, that its products will satisfy evolving consumer preferences or that the Company will be successful in developing and marketing products for any future technology. Failure to develop and introduce new products and product enhancements in a timely fashion could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY PERSONNEL

         The Company's future success depends to a significant extent on its senior management and other key employees, including key technical personnel. The Company has employment agreements with Kendall Q. Northern and Earl J. Cook. The Company also believes that its future success will depend in large part on its ability to attract and retain additional key employees. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company's inability to attract and retain additional key employees or the loss of one or more of its current key employees could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON TELECOMMUNICATIONS ACCESS

         The Company must rely on other companies to provide data communications capacity via leased telecommunications lines. If one or more of these companies is unable or unwilling to provide or expand its current levels of service to the Company in the future or substantially increases the cost of its service, the Company's operations could be materially and adversely affected. Although telecommunications lines are available from several sources, there can be no assurance that the Company could obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion.

RISK OF SYSTEM FAILURE

         The success of the Company depends upon its ability to deliver high quality, uninterrupted voice, video and data communication services. Any system failure that causes interruptions in the Company's planned infrastructure could have a material adverse effect on the Company. As the Company expands its network and data transmission grows, increased stress will be placed upon network hardware and data transmission systems. Although the Company's system will include safety measures to protect its network, there can be no assurance that the Company will not experience failures relating to individual sites, or even catastrophic failure of the entire network. The Company's operations also depend upon its ability to successfully expand the network and to integrate new and emerging technologies and equipment into the network, which is likely to increase the risk of system failure and cause unforeseen strains on its network. The Company's network will also be vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events. The Company carries property insurance, which may not be adequate to compensate the Company for all losses that may occur. In any event, significant or prolonged system failures could damage the reputation of the Company and result in the loss of subscribers.

SECURITY

         Despite the implementation of network security measures, the Company's infrastructures remain vulnerable to computer viruses, break-ins and similar disruptive problems. Alleviating problems caused by computer viruses, break-ins, or other problems caused by third parties may require significant expenditures of capital and resources by the Company, which could have a material adverse effect on the Company.

DEPENDENCE ON SUPPLIERS

         The Company has no long-term contracts with its suppliers, but the Company has many dealer contracts with computer and equipment suppliers, which allows it to purchase components and equipment at favorable prices and on favorable credit terms. If any of these suppliers cancel, materially alter or change the credit terms of their dealer contracts, such actions could adversely affect the Company's communications equipment sales activities, profitability and results of operation.

         The Company depends on third-party suppliers for its leased line connections and/or bandwidth. Some of these suppliers are competitors of the Company. To the extent that these suppliers change their pricing structures, the Company may be adversely affected. Moreover, the Company depends on third-party suppliers of hardware components. Some components used by the Company in providing its networking services are currently acquired or available from limited sources.


ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company's principal administrative offices and its central operating equipment are located in approximately 9,300 square feet of space in Phoenix, Arizona. The Company occupies these premises under a lease agreement expiring on January 31, 2001. In addition, the Company also leases other office space of approximately 3,200 square feet and warehouse space of approximately 1,650 square feet in Phoenix, and other facilities in Prescott and Lake Havasu City, Arizona, and Colorado Springs, Colorado aggregating approximately 9,000 square feet as of August 31, 1999. The Company considers its facilities to be sufficient for its current and anticipated operations. The Company may have to lease additional space to accommodate any of its expansion plans. If the sale of the Company's ISP business is completed, the Company anticipates that the buyer will assume the leases associated with those operations, which includes office space in Phoenix, Prescott and Lake Havasu City, Arizona.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth the numbers of shares and percentage of all shares of the Company's Common Stock outstanding as of August 31, 1999 held by (i) any person known to the Company to be the beneficial owner of 5% or more of the Company's outstanding Common Stock, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers as a group.

            NAME AND ADDRESS                 AMOUNT & NATURE OF
         OF BENEFICIAL OWNER (1)              BENEFICIAL OWNER      PERCENT OF CLASS (2)
--------------------------------------       -------------------    --------------------
5% Shareholders

Muluha Limited (3)                               1,400,000  (4)             10.6%
Daniel J. Romano                                   692,552  (5)              5.4%

Directors and Executive Officers

Kendall Q. Northern                              2,105,406  (6)             16.1%
Earl J. Cook                                     1,880,406  (7)             14.4%
Donald D. Cannella                               1,414,151  (8)             11.0%
Steven R. Green                                    157,605  (9)              1.2%
All Executive Officers and Directors as
a Group (4 Persons)                              5,557,568  (10)            41.8%

----------

(1) Except as otherwise indicated, each holder may be reached through the Company at 4250 East Camelback Road, Suite K-192, Phoenix, Arizona 85018.

(2) The percentages shown are calculated based upon 12,845,028 shares of Common Stock outstanding on August 31, 1999. The numbers and percentages shown include the shares of Common Stock actually owned as of August 31, 1999 and the shares of Common Stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock that the identified person or group had the right to acquire within 60 days of August 31, 1999 upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.

(3) Muluha Limited's address is c/o Stephanie Phillips, Weatherly Securities, 2 World Trade Center, Suite 2946, New York, NY 10048. (4) Includes 400,000 shares of Common Stock that Muluha Limited may acquire upon the exercise of warrants exercisable within 60 days of August 31, 1999.

(5) Includes 5,000 shares of Common Stock held by Mr. Romano as Custodian for his minor children.

(6) Includes 300,000 shares of Common Stock held by Mr. Northern as Custodian for his minor children and 205,406 shares of Common Stock that Mr. Northern may acquire upon the exercise of warrants exercisable within 60 days of August 31, 1999.

(7) Includes 205,406 shares of Common Stock that Mr. Cook may acquire upon the exercise of warrants exercisable within 60 days of August 31, 1999.

(8) Includes 20,000 shares of Common Stock held by Mr. Cannella as Custodian for his minor children.

(9) Includes 107,605 shares of Common Stock held by Blackwater Capital Partners, L.P. and 50,000 shares of Common Stock that Blackwater Capital Partners, L.P., may acquire upon the exercise of warrants exercisable within 60 days of August 31, 1999. As the managing partner of Blackwater Capital Partners, L.P., Mr. Green has investment power with respect to such shares.

(10) Includes 460,812 shares of Common Stock that such executive officers and directors may acquire upon the exercise of warrants exercisable within 60 days of August 31, 1999.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth information concerning the Company's executive officers and directors. Except as otherwise noted, none of the executive officers are directors or officers of any publicly owned corporation or entity.

          Name              Age                        Position
-------------------        -----   -----------------------------------------------
Kendall Q. Northern         37     Director, President and Chief Executive Officer
Earl J. Cook                56     Director, Executive Vice President, Treasurer
                                   and Chief Operating Officer

Donald D. Cannella          29     Director

Steven R. Green             40     Director

         The term of office of each director of the Company is for one year and until his or her successor is elected at the annual shareholder's meeting and is qualified, subject to removal by the shareholders. All officers serve at the pleasure of the Company's Board of Directors and until his or her successor is elected at the annual meeting of the Board of Directors and is qualified.

         KENDALL Q. NORTHERN is a founder of FutureOne AZ and served as its President and a Director since December 26, 1996. He has served as Director, President and Chief Executive Officer of the Company since March 30, 1998. Mr. Northern was the founder and former owner of Northern Computer Services, Inc., an Arizona based computer manufacturer, consulting and technical support company which was a part of the Microsoft development network. Mr. Northern attended the University of Utah to obtain a degree in computer sciences.

         EARL J. COOK is a founder of FutureOne AZ and served as its Executive Vice President and a Director since December 26, 1996. He has served as Director, Executive Vice President, Treasurer and Chief Operating Officer of the Company since March 30, 1998. He is the founder and currently an owner of a financial consulting company in Florida. Mr. Cook is a Certified Public Accountant and a graduate of Wayne State University with a degree in accounting. Mr. Cook is the former Chief Financial Officer, Executive Vice President and Director of McCulloch Properties, Inc., a major developer of cities such as Lake Havasu City and Fountain Hills, Arizona.

         STEVEN R. GREEN has served as a Director of the Company since August 1998. Mr. Green is the managing partner of Blackwater Capital Partners, L.P. Mr. Green has held senior positions with Jefferies & Co. and Bear Sterns & Co., Inc. as an institutional equity block trader assisting risk arbitrageurs, corporate and financial takeover specialists, leveraged buyout groups, pension funds, money managers and major corporations announcing large stock repurchase programs. In 1990, Mr. Green formed Arcadian Capital, Inc., a boutique investment banking firm specializing in coordinating mergers and acquisitions, initial public offerings, recapitalizations and reorganizations. Mr. Green also serves as a director for Duraswitch Industries, Inc., OneSource Technologies, Inc. and CJM Team Corporation.

         DONALD D. CANNELLA has served as a Director of the Company since August 1998. Mr. Cannella has been the President of OPEC CORP., a wholly owned subsidiary of the Company, since November 1995. Prior to joining OPEC Corp., Mr. Cannella served in various positions in the telecommunications industry since 1989.

         Kendall Northern's wife, Susan Northern, serves as Assistant Secretary of the Company.

INVOLVEMENT IN LEGAL PROCEEDINGS

         To the best of management's knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of the Company:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

         (4) Being found by a court of competent jurisdiction (in a civil action), the commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following tables set forth the compensation received for services rendered to the Company or its subsidiaries in all capacities during the fiscal years ended September 30, 1999, 1998 and 1997 by the Company's Chief Executive Officer and each of the Company's other executive officers who received compensation in excess of $100,000 (the "Named Executive Officers"), which includes salary and bonus earned during the fiscal year ended September 30, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                          SECURITIES UNDERLYING
        NAME AND PRINCIPAL POSITION            YEAR      SALARY ($)       BONUS($)             OPTIONS (#)
-------------------------------------          ----      ---------      ----------        ---------------------
Kendall Q. Northern                            1999       $98,461            --                304,000 (1)
President and Chief Executive Officer

Donald D. Cannella(2)                          1999       $129,043      $252,263(3)            217,000 (4)
President of OPEC Corp.


-------------

(1) Mr. Northern was granted options to purchase 304,000 shares of Common Stock for $4.95 per share under the Company's 1999 Key Employee Stock Option Plan. Such grant was made subject to the approval of the 1999 Key Employee Stock Option Plan by the Company's shareholders.

(2) Mr. Cannella is a Director of the Company and the President of OPEC Corp., a wholly owned subsidiary of the Company that the Company acquired on July 29, 1998.

(3) Represents a one-time bonus for past performance paid in fiscal 1999 but accrued for services provided prior to the Company's acquisition of OPEC on July 29, 1998.

(4) Mr. Cannella was granted options to purchase 217,000 shares of Common Stock for $4.95 per share under the Company's 1997 Key Employee Stock Option Plan. Such grant was made subject to the approval of the 1999 Key Employee Stock Option Plan by the Company's shareholders.

OPTION GRANTS

         The following table sets forth certain information regarding option grants to Named Executive Officers during the fiscal year ended September 30, 1999.

                        OPTION GRANTS IN LAST FISCAL YEAR

                           NUMBER OF SECURITIES     PERCENT OF TOTAL OPTIONS
                                UNDERLYING           GRANTED TO EMPLOYEES IN     EXERCISE
          NAME                OPTIONS GRANTED              FISCAL YEAR             PRICE      EXPIRATION DATE
------------------------   -------------------      ------------------------     --------     ----------------
  Kendall Q. Northern              304,000 (1)               16.88%                $4.95       July 18, 2004

  Donald D. Cannella               217,000 (2)               12.05%                $4.95       July 18, 2004

-------------

(1) Mr. Northern was granted options to purchase 304,000 shares of Common Stock under the Company's 1999 Key Employee Stock Option Plan. The grant was made subject to the approval of the 1999 Key Employee Stock Option Plan by the Company's shareholders.

(2) Mr. Cannella was granted options to purchase 217,000 shares of Common Stock under the Company's 1999 Key Employee Stock Option Plan. The grant was made subject to the approval of the 1999 Key Employee Stock Option Plan by the Company's shareholders.

1999 KEY EMPLOYEE STOCK OPTION PLAN

         The Company's 1999 Key Employee Stock Option Plan (the "1999 Stock Option Plan") was approved by the Company's Board of Directors and became effective on April 30, 1999. On July 18, 1999, the Company awarded options to purchase 1,035,051 shares to employees at an exercise price of $4.50 per share and 766,000 shares to executive officers at an exercise price of $4.95 per share. All grants were made subject to the approval of the 1999 Stock Option Plan by the Company's shareholders. The 1999 Stock Option Plan will be submitted to the Company's shareholders at the next shareholder meeting for approval. In order for the 1999 Stock Option Plan to become effective, the shareholders must approve the 1999 Stock Option Plan within one year of the Board's adoption or the 1999 Stock Option Plan will be of no effect and any options granted under the 1999 Stock Option Plan will be void. The following is a summary of certain terms and provisions of the 1999 Stock Option Plan. This summary does not propose to be a complete description of the 1999 Stock Option Plan and is subject to the detailed provisions of, and is qualified in its entirety by reference to the 1999 Stock Option Plan.

         The Company's 1999 Stock Option Plan is administered by the Company's Board of Directors, or a committee of the Board. The Board selects the employees to whom stock options are granted ("Optionees") and determines the number of shares subject to each option and the type of option to be granted. Shares of Common Stock issued pursuant to options awarded under the 1999 Stock Option Plan shall be made available from authorized but unissued or reacquired shares of the Company's Common Stock. The aggregate number of shares of Common Stock that may be issued under the 1999 Stock Option Plan is 2,500,000, provided, however, that the number of shares reserved for issuance pursuant to the 1999 Stock Option Plan shall be adjusted to reflect stock dividends, stock splits and other changes in capitalization.

         Under the 1999 Stock Option Plan, the Company may grant options that are intended to qualify as Incentive Stock Options ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or options not intended to qualify as Incentive Stock Options ("Non-Statutory Stock Options"). The Incentive Stock Options are not transferable except by will or the laws of descent and distribution. Non-Statutory Stock Options may be transferred pursuant to terms and conditions established by the Board. Incentive Stock Options shall not be exercisable after the expiration of ten years from the date of grant or upon an earlier expiration date as a result of the retirement or the death of the Optionee. Options held by an Optionee who ceases to be employed by the Company for any reason other than retirement or death shall not be exercisable after the date employment terminates. Also, in consideration of the Company granting the option, an Optionee agrees that he will remain in the employ of the Company for a period of not less than one year from the date of grant of the option, unless his employment shall be terminated on the account of incapacity or with the consent of the Company.

         The exercise prices of options shall be set by the Board and, in the case of Incentive Stock Options, shall not be less than the per share fair market value of the outstanding shares of the Company on the date the option is granted. If an Incentive Stock Option is granted to an employee who is, at the time the option is granted, deemed for the purposes of Section 422 of the Code, or any successor provisions, to own shares of the Company possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of a parent or subsidiary of the Company, the Option Price shall be at least one hundred and ten percent (110%) of the fair market value of the Common Stock, and shall not be exercisable after the expiration of five years from the date of grant. Options may be granted under the 1999 Stock Option Plan at any time prior to ten years from adoption by the Board, on which date the plan shall expire but without affecting any options then outstanding.

         The Board may amend, modify or terminate at any time the 1999 Stock Option Plan, except that the Board may not, without further shareholder approval, increase the total number of shares as to which options may be granted under the 1999 Stock Option Plan, change the employees or class of employees eligible to receive options or materially increase the benefits accruing to participants under the 1999 Stock Option Plan. In addition, the Board may not take any action that would impair the validity of any outstanding option or would prevent the incentive stock options issued or to be issued under the 1999 Stock Option Plan from being incentive stock options under Section 422 of the Code, or any successor provision.

COMPENSATION OF DIRECTORS

         All directors of the Company receive a director's fee of $2,500 per month for serving on the Company's Board of Directors. In addition, directors are reimbursed for actual out-of-pocket travel expenses to attend meetings of the Company's Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

         Kendall Q. Northern and Earl J. Cook are currently employed by the Company under employment contracts that became effective July 26, 1998. At that time, the Company entered into an employment agreements with Messrs. Northern and Cook which set forth the basic terms of employment, including salary, performance bonuses, and employment duties. In addition, each employment agreement provides that it is immediately terminable if there is a substantial change in the management or ownership of the Company under which Messrs. Northern and Cook have diminished roles in ownership or management control so that in the sole opinion of Mr. Northern or Mr. Cook, as the case may be, it is no longer in his best interests to remain an employee of the Company. Mr. Northern or Mr. Cook, as the case may be, must provide notice of termination within 30 days of receipt of notice of a Change of Control and the Company shall be obligated to pay him (i) his annual salary, a pro-rated stock performance bonus, and all other benefits due him, and (ii) the greater of (a) ten percent (10%) of the Company's net equity as reported on the Company's Balance Sheet at the end of the month immediately preceding such termination, (b) ten percent (10%) of the acquisition price of the Company pursuant to the Change in Control as calculated in accordance with the terms of the employment agreement, or (c) $1,000,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In July 1998, the Company entered into a Stock Purchase Agreement with Blackwater Capital Partners, L.P. and Blackwater Capital Group, L.L.C. Steven R. Green, a director of the Company, is the managing partner of Blackwater Capital Partners, L.P. Pursuant to the Stock Purchase Agreement, Blackwater Capital agreed to immediately purchase for $375,000 certain units of the Company consisting of an aggregate of 300,000 shares of Common Stock for $1.25 per share and 150,000 warrants with an exercise price of $3.00 per share, which expired in May, 1999 after the original expiration date was extended for six months by the Company. In addition, Blackwater Capital agreed to purchase, or cause to be purchased, up to 3,211,000 shares of Common Stock from the Company and 100,000 shares of Common Stock from each of Kendall Q. Northern and Earl J. Cook, the Company's President and Chief Operating Officer, respectively, at a minimum price of $2.93 per share for a total investment of approximately $10,000,000 and a total sale of up to 3,411,000 shares of Common Stock. In connection with the transactions contemplated by the Stock Purchase Agreement, Blackwater Capital has been issued warrants to purchase 1,700,000 shares of the Company's Common Stock exercisable at any time after vesting at a price of $1.00 per share. The warrants are non-callable and vest from time to time as Blackwater Capital completes the purchase of shares of Common Stock under the Stock Purchase Agreement. Any shares issuable upon exercise of the warrants shall be transferred to a voting trust established under a Voting Trust Agreement among FutureOne (formerly World's Fare, Inc.), Blackwater Capital Group, L.L.C., certain shareholders of the Company and Messrs. Northern and Cook, as co-trustees. Blackwater Capital shall have certain registration rights with respect to all shares of Common Stock and warrants held by Blackwater Capital pursuant to the Stock Purchase Agreement.

         As of August 31, 1999, 1,387,605 shares of the Company's Common Stock were sold, including an aggregate of 50,000 shares by Messrs. Northern and Cook, and 650,000 warrants have vested pursuant to the Stock Purchase Agreement. Blackwater Capital has assigned 500,000 of its vested warrants to unrelated third parties in connection with a stock purchase transaction under the Stock Purchase Agreement and 100,000 warrants to a former Blackwater Capital partner. The Stock Purchase Agreement also provides that Blackwater Capital may receive fees and commissions to be determined by the Company's Board of Directors in the event that Blackwater Capital assists the Company in completing certain strategic acquisitions.

         In connection with the Company's acquisition of OPEC Corp., the Company assumed a lease for office space which is owned by a partnership controlled by Donald D. Cannella, a director of the Company and President of OPEC Corp. Payments under the lease are $3,000 per month. Although the lease expired in December 1998, it automatically renews for successive one-year periods unless terminated by one of its parties.

         In August 1999, OPEC obtained a two-year loan for $1,000,000 for its working capital needs. The loan was personally guaranteed by Donald D. Cannella, a director of the Company and President of OPEC CORP.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company is a Nevada corporation and its affairs are governed by its Articles of Incorporation and Bylaws and the Nevada General Corporation Law. The following description of the Company's capital stock, which is complete in all material respects, is qualified in its entirety by reference to the provisions of the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to this Form 10-SB.

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.001 per share. As of August 31, 1999, 12,845,028 shares of Common Stock were issued and outstanding and an additional 1,060,812 shares of Common Stock may be issued upon exercise of outstanding fully vested warrants. Shares of Common Stock may also be issued upon conversion of two convertible notes in an aggregate amount of $29,700 (plus accrued interest) at $1.625 per share and an additional convertible note in the amount of $1,000,000 at $2.25 per share. Of the 12,845,028 shares currently issued and outstanding, 191,459 shares issued to certain employees of the Company remain subject to awards that were made with vesting restrictions over the next one to two years. In the event an employee's employment with the Company is terminated prior to the vesting of such shares, the Company will cancel such awards.

COMMON STOCK

         Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and do not have cumulative voting rights. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

WARRANTS

         The Company currently has warrants outstanding to purchase 2,110,812 shares of the Company's Common Stock, which were granted to Blackwater Capital, some of which have been subsequently assigned by Blackwater Capital, and to certain executive officers of the Company. The warrants granted to Blackwater Capital are subject to vesting schedules related to amounts of funding provided by Blackwater Capital. Of the 1,700,000 warrants granted to Blackwater Capital, 650,000 warrants are fully vested of which 600,000 have been assigned to third parties. The remaining warrants issued to Blackwater Capital will only become vested if Blackwater Capital provides the remaining funding contemplated by the Stock Purchase Agreement between the Company and Blackwater Capital or the Company refuses to accept additional funding from Blackwater Capital under the Stock Purchase Agreement. The shares of Common Stock underlying the warrants, when issued upon exercise and payment of the purchase price for such shares of Common Stock, will be fairly paid and nonassessable. The warrants contain provisions that protect the purchase rights of the holder upon the occurrence of certain events, such as the merger or consolidation of the Company with or into another corporation or the sale of substantially all of the assets of the Company. The Company is not required to issue fractional shares upon exercise of the warrants. The holder will not possess any rights as a shareholder of the Company until such holder exercises the warrants.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company's Common Stock has been trading on the Over-the-Counter Bulletin Board under the symbol FUTO or FUTO.OB since August 1998 and previously was quoted under the symbol WRLF since October 14, 1997. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.

                                                                                      HIGH BID         LOW BID
                                                                                      --------         -------
         July 1, 1999 through September 30, 1999..............................         $ 5.5000        $2.5000
         April 1, 1999 through June 30, 1999..................................         $ 8.8750        $4.0000
         January 1, 1999 through March 31, 1999...............................         $10.1250        $2.8750
         October 1, 1998 through December 31, 1998............................         $ 3.7500        $1.8750
         July 1, 1998 through September 30, 1998..............................         $ 3.4375        $2.3750
         April 1, 1998 through June 30, 1998..................................         $ 2.7500        $1.6875
         January 1, 1998 through March 31, 1998...............................         $ 1.6250        $1.2500
         December 10, 1997 through December 31, 1997..........................         $  .5625        $ .4375

         As of August 31, 1999, there were approximately 175 holders of record of the Company's Common Stock.

ITEM 2.  LEGAL PROCEEDINGS.

         All legal proceedings and actions involving the Company are of an ordinary and routine nature incidental to the operations of the Company. Management believes that such proceedings should not, individually or in the aggregate, have a material adverse effect on the Company's business or financial condition or results of operations. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company changed its independent auditor during calendar year 1998. This change was by mutual consent due to the need for the Company's auditor to be familiar with the requirements of financial statements for corporations becoming reporting companies under the Securities Exchange Act of 1934. The change was approved by the Board of Directors. The former accountant's report on the Company's financial statements did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

         On December 8, 1998, the Company engaged Ernst & Young, LLP, as its independent auditor.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following provides information concerning all sales of securities within the last three years which were not registered under the Securities Act.

         In December 1996, the Company issued an aggregate of 100,000 shares of Common Stock to two of its founders for $1,000 received in cash. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In January 1997, the Company issued a total of 10,000,000 shares to the former stockholders and certain noteholders of Networld.com Inc., of which 7,800,000 shares were directly attributable to the Company's acquisition of Networld.com Inc. and 2,200,000 shares were issued to certain noteholders of Networld.com Inc. to redeem debt of Networld.com Inc. In November 1997, 5,000,000 of such shares of Common Stock were voluntarily tendered back to the Company pursuant to certain capital adjustment agreements. Such shares were issued without registration pursuant to an exemption from registration under
Section 4(2) of the Securities Act.

         In March 1997, the Company exchanged 579,990 shares for notes and leases issued by Networld.com Inc. in the aggregate amount of $242,703. Such offering was made in reliance upon the exemptions from registration provided by Sections 3(b), 4(2), and 4(6) of the Securities Act.

         In August and November 1997, the Company issued an aggregate of 250,000 shares of Common Stock in connection with obtaining an equipment financing line of credit. Such shares were issued at $1.00 per share and were not registered pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In October and November 1997, the Company issued 15,500 shares of Common Stock to one investor at a price of $1.00 per share in connection with the Company's purchase of certain equipment. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In 1997, the Company sold 152,000 shares of Common Stock to 11 investors for $152,000. Such offering was made pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In 1998, the Company sold a total of 40 units in consideration for $12,500 per unit to 20 investors with each unit consisting of 10,000 shares of Common Stock and warrants to purchase 5,000 shares of Common Stock at an exercise price of $3.00 per share. Such warrants were redeemable by the Company and expired in May 1999 after the original expiration date of November 1998 was extended for six months by the Company. Such offering was made pursuant to an exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act.

         From March 1998 through July 1998, the Company issued an aggregate of 181,250 shares of Common Stock to a consultant for services rendered in connection with the merger of World's Fare, Inc. with FutureOne Arizona. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In April 1998, the Company issued 50,000 shares to one holder in consideration for promotional services provided to the Company. Such issuance was made pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In April 1998, the Company issued a total of 215,385 shares of Common Stock to eight holders in connection with the Company's acquisition of Lan kaster, Inc. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In May 1998, the Company issued a total of 100,000 shares of Common Stock to the former stockholders of Carnet Computer Services, Inc. in connection with the Company's acquisition of Carnet. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In July 1998, the Company issued a total of (i) 40,000 shares of Common Stock to the partners of InterworldNet Partnership in connection with the Company's acquisition of InterworldNet's assets, and (ii) 2,334,000 shares to the former stockholders of OPEC Corp. in connection with the Company's acquisition of OPEC. The Company also issued 125,000 shares to one individual for consulting services provided in connection with the Company's acquisition of OPEC. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In July 1998, the Company entered into a Stock Purchase Agreement with Blackwater Capital Partners, L.P. and Blackwater Capital Group, L.L.C. Under the Stock Purchase Agreement, Blackwater Capital agreed to purchase, or cause to be purchased, up to 3,211,000 shares of the Company's Common Stock from the Company and up to an aggregate of 200,000 shares from Messrs. Northern and Cook at a minimum price of $2.93 per share. In connection with the Stock Purchase Agreement, Blackwater Capital has been issued warrants to purchase 1,700,000 shares of the Company's Common Stock at $1.00 per share expiring in July 2005. Such warrants vest upon Blackwater Capital's performance under the Stock Purchase Agreement. To date, 1,187,605 shares of Common Stock have been sold under the Stock Purchase Agreement, including an aggregate of 40,000 shares sold by Messrs. Northern and Cook, and 650,000 warrants have vested in connection therewith. Shares and warrants issued pursuant to the Stock Purchase Agreement are issued without registration pursuant to an exemption from registration under
Section 4(2) of the Securities Act. In addition, under the Agreement, the Company sold to Blackwater Capital a total 300,000 shares of Common Stock and warrants to purchase 150,000 shares of Common Stock at an exercise price of $3.00 per share in consideration for $375,000. Such warrants were redeemable by the Company and expired in May of 1999, after the original expiration date was extended for six months by the Company.

         In September 1998, the Company issued a total of (i) 33,333 shares of Common Stock to the stockholders of PrimeServ, Corp. in connection with the Company's acquisition of the assets of PrimeServ, Corp., (ii) 92,308 shares of Common Stock to the former sole stockholder of Sonoran Industries, Inc. in connection with the Company's acquisition of Kachina and (iii) 185,306 shares of Common Stock to the former stockholders of Priority Systems, Inc. in connection with the Company's acquisition of Priority Systems, Inc. The Company also issued an aggregate of 2,666 shares of Common Stock to two individuals as commission for services rendered in connection with the acquisition of PrimeServ's assets. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act. In addition, in September 1998, as part of the Blackwater Capital Stock Purchase Agreement, Blackwater Capital acquired 177,605 shares of Common Stock at $2.93 per share. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In November 1998, the Company issued a total of 50,000 shares of Common Stock to four individuals in connection with the Company's acquisition of certain assets of Globalkey. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         The Company issued a total of 222,500 shares of Common Stock to employees in 1998 pursuant to employment contacts or as employment bonuses. Certain stock awards were made with specific vesting restrictions over two to three years. In addition, the Company issued a total of 5,000 shares in June 1998 to a consultant for services provided in connection with some of the Company's corporate acquisitions. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In January 1999, as part of the Blackwater Capital Stock Purchase Agreement, Messrs. Northern and Cook sold 40,000 shares and the Company sold (i) 960,000 shares of Common Stock and (ii) warrants to purchase 400,000 shares of Common Stock at an exercise price of $1.00 per share, for an aggregate purchase price of $2,300,000, which were assigned to a third party by Blackwater Capital. The offering of such shares and warrants by the Company was made pursuant to an exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act.

         In February 1999, the holder of a convertible promissory note for $25,000 elected to convert the note to 41,750 shares of Common Stock. Such shares were issued without registration pursuant to an exception from registration under Section 4(2) of the Securities Act.

         In March 1999, the Company issued a total of 100,000 shares of Common Stock to the former members of Ubiquity Design, LLC (dba Rocket Science Creative) in connection with the Company's acquisition of Ubiquity Design. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In April 1999, the Company issued a total of 94,118 shares of Common Stock to the former stockholders of Abcon, Inc. in connection with the Company's acquisition of Abcon. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act. In addition, the Company issued 100,000 shares to the key employee of Abcon pursuant to an employment contract. This award was made with 25,000 shares vesting immediately and specific vesting restrictions on the balance over two years. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In May 1999, two holders exercised warrants that were granted under the Company's Private Placement Memorandum of November 26, 1997 and purchased a total of 10,000 shares at $3 per share. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In July 1999, the Company issued a total of 67,605 shares of Common Stock to the former owners of Progressive Media LLC in connection with the Company's acquisition of Progressive Media. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In August 1999, the Company issued a total of 121,212 shares of common stock to the former owners of Amcom LLC in connection with the Company's acquisition of Amcom. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In August 1999, as part of the Blackwater Capital Stock Purchase Agreement the Company sold 200,000 shares of Common Stock for an aggregate purchase price of $250,000. The offering of such shares by the Company was made pursuant to an exemption from registration under Section 4(2) of the Securities Act.

         In 1999, the Company has issued a total of 80,000 shares of Common Stock to employees pursuant to employment contracts or as employment bonuses. These awards were made with specific vesting restrictions over three years. In addition, the Company issued a total of 2,500 shares in March 1999 to a consultant for services provided in connection with employment agency services. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         A.       INDEMNIFICATION PROVIDED BY STATUTE:

         Sections 78.037, 78.295, 78.300, 78.7502, 78.751 and 78.752 of the
Nevada Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

NRS 78.037 Articles of Incorporation; Optional provisions. The articles of incorporation may also contain:

                  1. A provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:

                           (a) Acts or omissions which involve intentional
                  misconduct, fraud or a knowing violation of law; or

                           (b) The payment of distributions in violation of NRS
                  78.300.

                  2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

NRS 78.295. Liability of directors for declaration of distributions. A director is fully protected in relying in good faith upon the books of account of the corporation or statements prepared by any of its officials as to the value and amount of assets, liabilities or net profits of the corporation, or any other facts pertinent to the existence and amount of money from which distributions may properly be declared.

NRS 78.300 Liability of directors for unlawful distributions.

                  1. The directors of a corporation shall not make distributions to stockholders except as provided by this chapter.

                  2. In case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders.

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

                  1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

                  2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                  3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses, limitation on indemnification and advancement of expenses.

                  1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                           (a) By the stockholders;

                           (b) By the board of directors by majority vote of a
                  quorum consisting of directors who were not parties to the action, suit or proceeding;

                           (c) If a majority vote of a quorum consisting of
                  directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                           (d) If a quorum consisting of directors who were not
                  parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

                  2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

                  3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                           (a) Does not exclude any other rights to which a
                  person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                           (b) Continues for a person who has ceased to be a
                  director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

NRS 78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

                  1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

                  2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

                           (a) The creation of a trust fund.

                           (b) The establishment of a program of self-insurance.

                           (c) The securing of its obligation of indemnification
                  by granting a security interest or other lien on any assets of the corporation.

                           (d) The establishment of a letter of credit, guaranty
                  or surety.

         No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

                  3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

                  4. In the absence of fraud:

                           (a) The decision of the board of directors as to the
                  propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

                           (b) The insurance or other financial arrangement:

                                    (1) Is not void or voidable; and

                                    (2) Does not subject any director approving
                           it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

                  5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

B. INDEMNIFICATION PROVIDED BY THE ARTICLES OF INCORPORATION: The Company's Articles of Incorporation do not address indemnification of the Company's Directors and Officers.

C. INDEMNIFICATION PROVIDED BY THE BY-LAWS OF THE COMPANY:

         Article IX of the Company's By-Laws provides as follows:

1.       GENERAL.

         The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2.       DERIVATIVE ACTIONS.

         The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including amounts paid in settlement and attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to the Company or for amounts paid in settlement to the Company unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3.       INDEMNIFICATION IN CERTAIN CASES.

         To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article IX of the Company's Bylaws ("Article IX"), or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

4.       PROCEDURE.

         Any indemnification under Sections 1 and 2 of Article IX (unless ordered by a court or advanced pursuant to Section 5 of Article IX) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

5.       ADVANCES FOR EXPENSES.

         Expenses incurred by a director, officer, employee, or agent of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company as they are incurred and in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay the amount if it shall be ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company as authorized in Article IX.

6.       RIGHTS NOT-EXCLUSIVE.

         The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the other Sections of Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding such office, except that indemnification, unless ordered by a court pursuant to
Section 2 of Article IX or for advancement of expenses made pursuant to Section 5 of Article IX, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

7.       INSURANCE.

         The Company shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and liability and expenses incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of Article IX.

8.       DEFINITION OF CORPORATION.

         For the purposes of Article IX, references to "the Company" include, in addition to the resulting corporation, all constituent corporations (including any constituent of a constituent) absorbed in consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees and agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

9.       OTHER DEFINITIONS.

         For purposes of Article IX, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in Article IX.

10.      CONTINUATION OF RIGHTS.

         The indemnification and advancement of expenses provided by, or granted pursuant to Article IX shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. No amendment to or repeal of
Article IX shall apply to or have any effect on, the rights of any director, officer, employee or agent under Article IX which rights come into existence by virtue of acts or omissions of such director, officer, employee or agent occurring prior to such amendment or repeal.

                                    PART F/S

         The following financial statements are included herein:

         Consolidated Financial Statements of FutureOne, Inc. and subsidiaries

         Financial Statements of OPEC CORP.

         Unaudited Pro Forma Condensed Consolidated Financial Statement

                                    PART III

Item 1.  Index to Exhibits

   Exhibit No.                          Description
----------------    -----------------------------------------------------------
       2.1          Articles of Incorporation of the Company, including all
                    amendments and articles of exchanges thereto

       2.2          By-Laws of the Company

       2.3          First Amendment to By-Laws of the Company

       2.4          Second Amendment to By-Laws of the Company

       5.1 Voting Trust Agreement among the Company, Blackwater Capital Group, L.L.C., Certain Stockholders and Kendall Q. Northern and Earl J. Cook, dated July 25, 1998

       6.1 Executive Employment Agreement between the Company and Kendall Q. Northern, dated as of July 27, 1998

       6.2 First Amendment to the Executive Employment Agreement between the Company and Kendall Q. Northern, dated May 14, 1999

       6.3          Executive Employment Agreement between the Company and Earl
                    J. Cook, dated as of July 27, 1998

       6.4 First Amendment to the Executive Employment Agreement between the Company and Earl J. Cook, dated May 14, 1999

       6.5          Employment Agreement between OPEC Corp. and Donald D.
                    Cannella, dated as of August 1, 1998

       6.6 Stock Purchase Agreement by and among World's Fare, Inc., dba FutureOne, a Nevada corporation, and Blackwater Capital Partners, L.P., and Blackwater Capital Group, L.L.C., dated as of July 25, 1998

       6.7 Warrant for the Purchase of 1,700,000 Shares of Common Stock of World's Fare, Inc. dba FutureOne

       6.8          FutureOne, Inc. 1999 Key Employee Stock Option Plan

       6.9          Form of FutureOne, Inc. Incentive Stock Option Agreement

       6.10         Form of Warrant Agreement*

   Exhibit No.                     Description
----------------    -----------------------------------------------------------

       6.11 Lease by and between First Gracie, Limited Liability Company and Networld.com Inc., dated November 28, 1995, as amended*

       6.12 Stock Purchase Agreement by and between Michael Mazick and FutureOne, Inc. entered into as of the 15th day of June, 1999

       6.13 Promissory Note by Michael Mazick to the order of FutureOne, Inc. dated as of the 15th day of June, 1999

       6.14 Loan Agreement by and among Norwest Bank Colorado, National Association, Trustee of the James C. Berger Rollover IRA, John Ventiniglia and Robin L. Morley & Mark E. Morley; OPEC Corp. and Donald D. Cannella dated August 27, 1999

       6.15 Collateralized Convertible Commercial Promissory Note by OPEC Corp. to the order of Norwest Bank Colorado, National Association, John Ventiniglia, and Robin L. Morley & Mark E. Morley in the amount of $1,000,000 dated August 27, 1999

       6.16 Guaranty by Donald D. Cannella to and for the benefit of Norwest Bank Colorado, National Association, Trustee of the James C. Berger Rollover IRA dated August 27, 1999

       6.17 State of Colorado Uniform Commercial Code-Security Agreement dated August 27, 1999

       6.18         Addendum to Uniform Commercial Code-Security Agreement

       6.19 Purchase and Sale Agreement by and among FutureOne, Inc. and the Members of Progressive Media LLC, dated as of July 16, 1999.

       12.1         Letter on Change in Certifying Accountant

       12.2         Subsidiaries of the Registrant

       12.3         Consent of Ernst & Young LLP Independent Auditors

       27.1         Financial Data Schedule (Year Ended September 30, 1998)

       27.2         Financial Data Schedule (Nine Months Ended June 30, 1999)




*To be filed by amendment.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          FUTUREONE, INC.

                                          By: /s/ Kendall Q. Northern
                                             ---------------------------
                                             Kendall Q. Northern
                                             Chief Executive Officer

                        FutureOne, Inc. and Subsidiaries

                        Consolidated Financial Statements

                     Years ended September 30, 1998 and 1997



                                    CONTENTS



Report of Independent Auditors.........................................  F-2

Audited and Unaudited Consolidated Financial Statements

Consolidated Balance Sheets............................................  F-3
Consolidated Statements of Operations..................................  F-4
Consolidated Statements of Stockholders' Equity........................  F-5
Consolidated Statements of Cash Flows..................................  F-6
Notes to Consolidated Financial Statements.............................  F-7

                         Report of Independent Auditors


The Board of Directors and Stockholders
FutureOne, Inc.

We have audited the accompanying consolidated balance sheets of FutureOne, Inc. and subsidiaries (the Company) as of September 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FutureOne, Inc. and subsidiaries at September 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming FutureOne, Inc. and subsidiaries will continue as a going concern. As more fully described in Note 1, the Company has recurring losses, limited working capital and is not expected to receive its next round of capital from its principal funding source until after completion of its audited financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern (management's plans in regard to those matters are also described in Note 1). The financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

                                                           /s/ Ernst & Young LLP

Phoenix, Arizona
June 8, 1999, except for
   Note 15 for which the
   date is September 13, 1999.

                        FutureOne, Inc. and Subsidiaries

                           Consolidated Balance Sheets

                                                                                              SEPTEMBER 30,              JUNE 30
                                                                                           1997            1998             1999
                                                                                           -------------------------------------
                                                                                                                        (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                       $     21,063      $    571,229      $    230,753
   Trading securities                                                                        --           151,621            12,000
   Trade accounts receivable, net of allowance for doubtful accounts of approximately $17,000, $65,000 and $45,000 at September 30, 1997 and 1998
     and June 30, 1999, respectively                                                     26,765         1,534,199         1,604,247
   Cost and estimated earnings in excess of billings on
     uncompleted contracts                                                                   --           411,877           456,476
   Inventory                                                                              6,322            49,861         1,898,034
   Prepaid expenses and other assets                                                     15,825            30,776           116,120
                                                                                   ------------------------------------------------
       Total current assets                                                              69,975         2,749,563         4,317,630

Property and equipment, net                                                             264,744         1,903,838         3,609,401
Notes receivable                                                                             --                --            50,000
Intangible assets, net                                                                  234,517         7,647,769         6,744,508
Other assets                                                                             11,079           193,856           529,021
                                                                                   ------------------------------------------------
                                                                                   $    580,315      $ 12,495,026      $ 15,250,560
                                                                                   ================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Credit lines payable                                                            $         --      $    294,011      $    484,883
   Notes payable to stockholders                                                         36,326             7,450           171,450
   Trade accounts payable                                                                44,394           953,347         3,439,712
   Accrued expenses                                                                      31,652           251,058           282,266
   Accrued bonus                                                                             --           500,000                --
   Accrual for loss contract                                                                 --           100,000                --
   Taxes payable                                                                             --           297,198           278,854
   Billings in excess of cost and estimated earnings on
     uncompleted contract                                                                    --            72,005           165,448
   Deferred revenue                                                                          --            31,389            47,281
   Current portion of long term debt and capital leases                                  34,500           474,245           736,107
   Other liabilities                                                                      6,093           110,591            10,944
                                                                                   ------------------------------------------------
         Total current liabilities                                                      152,965         3,091,294         5,616,945

Notes payable, less current                                                                  --           701,387         1,285,459
Capital lease payable, less current                                                          --            53,301           551,531

Stockholders' equity:
   Common stock, $.001 par value, 50,000,000 shares authorized and 6,049,490,
     11,055,344 and 12,456,211 shares issued at September 30, 1997 and 1998 and
     June 30, 1999, respectively                                                          6,049            11,055            12,456
   Additional paid-in capital                                                           784,431        10,202,771        13,260,323
   Treasury stock, 108,850 shares                                                            --                --          (250,573)
   Accumulated deficit                                                                 (363,130)       (1,564,782)       (5,225,581)
                                                                                   ------------------------------------------------
Total stockholders' equity                                                              427,350         8,649,044         7,796,625
                                                                                   ------------------------------------------------
                                                                                   $    580,315      $ 12,495,026      $ 15,250,560
                                                                                   ================================================


See accompanying notes.

                        FutureOne, Inc. and Subsidiaries

                      Consolidated Statements of Operations

                                                        YEAR ENDED SEPTEMBER 30        NINE MONTHS ENDED JUNE 30
                                                         1997            1998            1998            1999
                                                    --------------------------------------------------------------
                                                                                       (UNAUDITED)     (UNAUDITED)
Revenues:
   Internet services                                  $   577,543     $ 1,074,941     $   762,334   $   1,352,157
   Communication equipment sales                          293,402         251,194         173,314       1,858,748
   Broadband communications engineering
     and construction services                                  -       1,695,111               -       5,207,593
                                                    -------------------------------------------------------------
                                                          870,945       3,021,246         935,648       8,418,498
Costs of sales:
   Internet services                                      403,744         841,780         516,856       1,447,242
   Communication equipment sales                          226,192         218,508         140,780       1,616,806
   Broadband communications engineering
     and construction services                                  -       1,376,002               -       4,562,933
                                                    -------------------------------------------------------------
                                                          629,936       2,436,290         657,636       7,626,981
                                                    -------------------------------------------------------------
Gross profit                                              241,009         584,956         278,012         791,517
Operating expenses:
   General and administrative                             346,554       1,432,056         669,278       2,908,339
   Depreciation and amortization                           56,991         318,144          91,104         977,492
   Unusual Items                                                -               -               -         460,834
                                                    -------------------------------------------------------------
Loss from operations                                     (162,536)     (1,165,244)       (482,370)     (3,555,148)
Other income (expense):
   Unrealized gain (loss) on investments                        -         (17,910)              -          28,018
   Realized loss on investment                                  -         (20,391)              -               -
   Interest expense                                       (48,403)        (27,442)         (8,456)       (156,639)
   Other                                                    5,769          29,335          26,259          22,970
                                                    -------------------------------------------------------------
Net loss                                              $  (205,170)   $ (1,201,652)    $  (464,567)  $  (3,660,799)
                                                    =============================================================

Net loss per common share:
   Basic                                                $  (0.02)        $  (0.16)    $     (0.07)       $  (0.33)
                                                    =============================================================
   Diluted                                              $  (0.02)        $  (0.16)    $     (0.07)       $  (0.33)
                                                    =============================================================

Weighted average shares:
   Basic                                                9,293,937       7,677,566       7,064,494      11,178,181
                                                    =============================================================
   Diluted                                              9,293,937       7,677,566       7,064,494      11,178,181
                                                    =============================================================




See accompanying notes.

                        FutureOne, Inc. and Subsidiaries

                 Consolidated Statements of Stockholders' Equity

                                                                            COMMON STOCK               ADDITIONAL
                                                                          $0.001 PAR VALUE              PAID-IN          ACCUMULATED
                                                                        SHARES          AMOUNT          CAPITAL            DEFICIT
                                                                        ------------------------------------------------------------


Balance at October 1, 1996                                            7,800,000    $      7,800      $     (5,800)     $   (157,960)
Issuance of common stock:
   FutureOne Arizona reverse merger                                     100,000             100               900                --
   Conversion of debt to equity                                       2,779,990           2,780           434,923                --
   Compensation to employees                                              7,500               7             3,742                --
   Private Placement Series 1, net of offering costs                    112,000             112            95,916                --
   Lease arrangement execution costs                                    250,000             250           249,750                --
Common stock returned to Company by shareholders                     (5,000,000)         (5,000)            5,000                --
Net loss                                                                     --              --                --          (205,170)
                                                                   ------------    ------------      ------------      ------------
Balance at September 30, 1997                                         6,049,490           6,049           784,431          (363,130)
Issuance of common stock:
   World's Fare, Inc. reverse merger                                    500,000             500             1,315                --
   Private Placement Series 1                                            40,000              40            39,960                --
   Private Placement Series 2, net of offering costs                    700,000             700           588,420                --
   Commission on Series 2 Private Placement                             181,250             181           181,069                --
   Equipment acquisition                                                 15,500              16            15,484                --
   Services                                                               2,000               2             1,998                --
   Compensation to employees                                            210,001             210           284,690                --
   Lan Kaster Inc. acquisition                                          215,385             215           269,016                --
   Consultants for services                                             180,000             180           224,820                --
   Carnet Computer Services, Inc. acquisition                           100,000             100           124,900                --
   Interworldnet Partnership acquisition                                 40,000              40            49,960                --
   OPEC Corp acquisition                                              2,334,000           2,334         6,197,666                --
   Priority Systems, Inc. acquisition                                   185,306             185           542,762                --
   Purchase Agreement with accredited investor                          177,605             178           520,505                --
   PrimeServ and Amore Trust acquisition                                 35,999              36           105,442                --
   Kachina International acquisition                                     92,308              92           270,370                --
Purchase of common stock from terminated employees                       (2,500)             (2)              (28)               --
Repurchase of employee shares                                            (1,000)             (1)               (9)               --
Net loss                                                                     --              --                --        (1,201,652)
                                                                   ------------    ------------      ------------      ------------
Balance - September 30, 1998                                         11,055,344          11,055        10,202,771        (1,564,782)
Issuance of common stock
   Compensation to employees (unaudited)                                192,499             192           497,895                --
   Private Placement (unaudited)                                        960,000             960         2,209,040                --
   Consultants for services (unaudited)                                   2,500               3             5,753                --
   GlobalKey acquisition (unaudited)                                     50,000              50           146,450                --
   Conversion of promissory note (unaudited)                             41,750              42            24,958                --
   Ubiquity LLC acquisition (unaudited)                                 100,000             100           230,100                --
   Abcon, Inc. acquisition (unaudited)                                   94,118              94           216,566                --
   Exercise of warrants from Private Placement (unaudited)               10,000              10            29,990                --
Cancellation of non-vested employee stock  (unaudited)                  (50,000)            (50)          (62,450)               --
Treasury stock from sale of Priority Systems, Inc. (unaudited)               --              --                --                --
Expenses of Private Placement (unaudited)                                    --              --          (240,750)               --
Net Loss (unaudited)                                                         --              --                --        (3,660,799)
                                                                   ------------    ------------      ------------      ------------
Balance - June 30, 1999 (unaudited)                                  12,456,211    $     12,456      $ 13,260,323      $ (5,225,581)
                                                                   ============    ============      ============      ============

                                                                         TREASURY
                                                                          STOCK              TOTAL
                                                                   ---------------------------------
Balance at October 1, 1996                                         $         --      $   (155,960)
Issuance of common stock:
   FutureOne Arizona reverse merger                                          --             1,000
   Conversion of debt to equity                                              --           437,703
   Compensation to employees                                                 --             3,749
   Private Placement Series 1, net of offering costs                         --            96,028
   Lease arrangement execution costs                                         --           250,000
Common stock returned to Company by shareholders                             --                --
Net loss                                                                     --          (205,170)
                                                                   ------------      ------------
Balance at September 30, 1997                                                --           427,350
Issuance of common stock:
   World's Fare, Inc. reverse merger                                         --             1,815
   Private Placement Series 1                                                --            40,000
   Private Placement Series 2, net of offering costs                         --           589,120
   Commission on Series 2 Private Placement                                  --           181,250
   Equipment acquisition                                                     --            15,500
   Services                                                                  --             2,000
   Compensation to employees                                                 --           284,900
   Lan Kaster Inc. acquisition                                               --           269,231
   Consultants for services                                                  --           225,000
   Carnet Computer Services, Inc. acquisition                                --           125,000
   Interworldnet Partnership acquisition                                     --            50,000
   OPEC Corp acquisition                                                     --         6,200,000
   Priority Systems, Inc. acquisition                                        --           542,947
   Purchase Agreement with accredited investor                               --           520,683
   PrimeServ and Amore Trust acquisition                                     --           105,478
   Kachina International acquisition                                         --           270,462
Purchase of common stock from terminated employees                           --               (30)
Repurchase of employee shares                                                --               (10)
Net loss                                                                               (1,201,652)
                                                                    ------------      ------------
Balance - September 30, 1998                                                            8,649,044
Issuance of common stock
   Compensation to employees (unaudited)                                     --           498,087
   Private Placement (unaudited)                                             --         2,210,000
   Consultants for services (unaudited)                                      --             5,756
   GlobalKey acquisition (unaudited)                                         --           146,500
   Conversion of promissory note (unaudited)                                 --            25,000
   Ubiquity LLC acquisition (unaudited)                                      --           230,200
   Abcon, Inc. acquisition (unaudited)                                       --           216,660
   Exercise of warrants from Private Placement (unaudited)                   --            30,000
Cancellation of non-vested employee stock  (unaudited)                       --           (62,500)
Treasury stock from sale of Priority Systems, Inc. (unaudited)         (250,573)         (250,573)
Expenses of Private Placement (unaudited)                                    --          (240,750)
Net Loss (unaudited)                                                         --        (3,660,799)
                                                                   ------------      ------------
Balance - June 30, 1999 (unaudited)                                $   (250,573)     $  7,796,625
                                                                   ============      ============

See accompanying notes

                        FutureOne, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows

                                                                                      YEAR ENDED SEPTEMBER 30,
                                                                                        1997            1998
                                                                                     ----------------------------
OPERATING ACTIVITIES
Net loss                                                                             $(205,170)     $(1,201,652)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization                                                        76,023          359,732
   Provision for doubtful accounts                                                      19,411           48,301
   Deferred expenses                                                                        --             (736)
   Stock compensation                                                                    3,749          346,876
   Realized and unrealized loss on investments                                              --           38,301
   Gain on sale of assets                                                               (4,137)          (3,543)
   Unusual items                                                                            --               --
   Changes in operating assets and liabilities:
     Trade accounts receivable                                                         (36,750)        (696,431)
     Costs and estimated earnings in excess of billings on uncompleted contracts            --         (245,028)
     Inventory                                                                          (6,322)          (4,765)
     Prepaid expenses and other assets                                                 (15,825)          (9,913)
     Trade accounts payable                                                              7,403          570,779
     Accrued expenses                                                                   30,949           82,284
     Accrued Bonus                                                                          --               --
     Accrual for loss contract                                                              --          100,000
     Taxes payable                                                                          --          (27,577)
     Billings in excess of cost and estimated earnings on uncompleted contracts             --         (199,265)
     Other liabilities                                                                   6,093          104,498
                                                                                      -------------------------

Net cash used in operating activities                                                 (124,576)        (738,139)

INVESTING ACTIVITIES
Purchases of property and equipment                                                    (54,640)        (198,915)
Proceeds from sale of property and equipment                                            14,028           18,799
Acquisitions of businesses, net of cash received                                         9,635          122,691
Trading securities                                                                          --          145,978
Purchase of subscriber list                                                             (3,257)              --
Change in other assets                                                                   1,978           (9,254)
                                                                                      -------------------------

Net cash provided by (used in) investing activities                                    (32,256)          79,299

FINANCING ACTIVITIES
Net proceeds (repayments) under credit lines                                                --               --
Proceeds (repayments) from notes payable to shareholders                                21,326          (36,326)
Principal payments under capital lease obligations                                          --          (42,036)
Proceeds from issuance of common stock                                                  97,028        1,343,553
Repurchase of common stock                                                                  --              (40)
Proceeds from borrowings                                                                59,541           25,000
Principle payments of  notes payable                                                        --          (81,145)
                                                                                      -------------------------

Net cash provided by financing activities                                              177,895        1,209,006
                                                                                      -------------------------

Increase (decrease) in cash and cash equivalents                                        21,063          550,166
Cash and cash equivalents at beginning of period                                            --           21,063
                                                                                      -------------------------
Cash and cash equivalents at end of period                                           $  21,063      $   571,229
                                                                                     ==========================

                                                                               NINE MONTHS ENDED JUNE 30,
                                                                                   1998           1999
                                                                               --------------------------
                                                                               (UNAUDITED)     (UNAUDITED)
OPERATING ACTIVITIES
Net loss                                                                         $(464,567)  $(3,660,799)
Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization                                                    89,760     1,182,359
   Provision for doubtful accounts                                                   9,946         1,660
   Deferred expenses                                                                    --       182,732
   Stock compensation                                                              144,403       503,843
   Realized and unrealized loss on investments                                          --        38,301
   Gain on sale of assets                                                           (3,543)           --
   Unusual items                                                                        --       460,834
   Changes in operating assets and liabilities:
     Trade accounts receivable                                                    (160,522)       96,046
     Costs and estimated earnings in excess of billings on uncompleted contracts        --       (28,179)
     Inventory                                                                      (5,846)      351,827
     Prepaid expenses and other assets                                             (23,627)      (86,044)
     Trade accounts payable                                                        110,319        43,127
     Accrued expenses                                                               (7,384)       65,150
     Accrued Bonus                                                                      --      (500,000)
     Accrual for loss contract                                                          --      (100,000)
     Taxes payable                                                                      --       (18,344)
     Billings in excess of cost and estimated earnings on uncompleted contracts         --        93,443
     Other liabilities                                                               1,662       (99,647)
                                                                                  ----------------------
Net cash used in operating activities                                             (309,399)   (1,473,691)

INVESTING ACTIVITIES
Purchases of property and equipment                                                (91,061)   (1,524,165)
Proceeds from sale of property and equipment                                        18,799            --
Acquisitions of businesses, net of cash received                                    (3,646)       25,902
Trading securities                                                                      --       101,320
Purchase of subscriber list                                                             --            --
Change in other assets                                                              (1,650)     (502,005)
                                                                                  ----------------------
Net cash provided by (used in) investing activities                                (77,558)   (1,898,948)

FINANCING ACTIVITIES
Net proceeds (repayments) under credit lines                                            --       190,872
Proceeds (repayments) from notes payable to shareholders                            (3,326)      164,000
Principal payments under capital lease obligations                                  (3,643)      (71,715)
Proceeds from issuance of common stock                                             427,045     1,936,750
Repurchase of common stock                                                              --            --
Proceeds from borrowings                                                                --     1,202,500
Principle payments of  notes payable                                                    --      (390,244)
                                                                                ------------------------
Net cash provided by financing activities                                          420,076     3,032,163
                                                                                ------------------------
Increase (decrease) in cash and cash equivalents                                    33,119      (340,476)
Cash and cash equivalents at beginning of period                                    21,063       571,229
                                                                                ------------------------
Cash and cash equivalents at end of period                                       $  54,182   $   230,753
                                                                                ========================


See accompanying notes.

                        FutureOne, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

FutureOne, Inc. (f/k/a World's Fare, Inc.) (the "Company") is a successor by reverse merger to FutureOne AZ. World's Fare, Inc. was incorporated March 22, 1994 and 1,000 shares were issued to the founders in exchange for services. In May 1997, World's Fare, Inc. approved a 500:1 stock split which increased the outstanding shares to 500,000 and the authorized shares to 50,000,000 with a par value of $.001. On March 30, 1998, World's Fare, Inc. issued 6,049,490 shares of its common stock for all of the outstanding shares of FutureOne AZ to consummate the reverse merger. On August 6, 1998, World's Fare, Inc. changed its name to FutureOne, Inc.

FutureOne AZ is a successor by reverse merger to Networld.com Inc. FutureOne AZ was incorporated December 26, 1996 and, 100,000 shares were issued to some of the Founders to establish the business. In January 1997, FutureOne AZ issued 7,800,000 shares of its common stock for all of the outstanding shares of Networld.com Inc. Networld.com Inc was incorporated November 25, 1995. Networld.com Inc. had $437,703 in debt and loans at the time of the reverse merger that were converted into 2,779,990 common shares of FutureOne AZ common stock. The financial statements present Networld.com as the predecessor business and the financial statements include its operations beginning October 1, 1996.

The Company and its subsidiaries are primarily a communications business, in four related, but distinct, industry segments: i) Internet services, including personal and business dial up accounts, high speed frame relay connections, virtual telephone services, web site design and custom software development; ii) communication equipment sales, including direct sales of name brand computer and communications equipment (the Company formerly sold computer products and services on a retail basis, but discontinued its retail computer sales and services on June 15, 1999 and now only sells at the wholesale level); iii) broadband communications engineering and construction services; and iv) telecommunications and convergence technology, including local and long distance phone service and the Company's networked community concept known as "NeighborComm(TM)", which, if successful, will provide residents of NeighborComm communities with an easy to use software solution that creates a virtual community (Intranet) within the development and community it serves bundled with integrated communications products that include, voice, video and high-speed Internet, through a single source, directly to homes and businesses.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. As shown in the accompanying statement of operations, the Company incurred an aggregate net loss of $5.2 million over the past two years and nine months, has limited working capital, and is not expected to receive its next scheduled round of equity financing under its arrangement with its principal funding source until approximately September 30, 1999.

The Company's ability to improve its financial position will be influenced by, among other things, operating results and customer response to the Company's enhanced business model. The Company's ability to continue operations as a going concern is dependent upon its ability to generate sufficient cash flow and earnings to meet its obligations on a timely basis and to obtain additional financing as may be required in the future.

Management of the Company has plans to aggressively expand business operations during 1999 which will require more capital resources than are currently available to the Company. The Company's business plans include pursuing additional debt and or equity financing with financial institutions or strategic partner(s). In August 1999, the Company obtained a $1 million loan in the form of a convertible note and the Company currently has a stock purchase commitment from an entity for an additional round of financing in the amount of approximately $7.0 million of which management expects to receive at least $1,000,000 before September 30, 1999 including $400,000 which has been received as of August 31, 1999. A representative of that entity is also a member of the board of directors.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

BASIS OF PRESENTATION (CONTINUED)

In the event the Company is unable to obtain additional financing, the Company will scale back the scope of the planned roll out and reduce costs to permit existing sources of capital to finance the operations of the Company until such time additional sources become available.

INTERIM FINANCIAL INFORMATION

The consolidated financial statements as of June 30, 1999 and the nine months ended June 30, 1998 and 1999 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of financial position as of such date and results of operations and cash flows for such period. Operating results for the nine months ended June 30, 1999 are not necessarily indicative of the results that may be expected for any future period.

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, FutureOne, Inc. (an Arizona corporation), Networld.com Inc., OPEC CORP., Abcon, Inc. and Ubiquity Design LLC. The accompanying consolidated financial statements also include the accounts of Carnet Computer Services, Inc. and Lan Kaster, Inc. until they were dissolved in November 1998 and Priority Systems, Inc. until it was sold in June 1999. All significant intercompany accounts and transactions have been eliminated.

The accompanying consolidated statement of operations includes the revenues and expenses of the acquired entities from their actual date of acquisition, all of which occurred at various dates during the year ended September 30, 1998 and nine months ended June 30, 1999.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)



1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

REVENUE AND COST RECOGNITION

The Company generates revenue from Internet access, computer hardware sales and construction contracts. Internet access revenues are recognized on a monthly basis beginning in the period in which service is made available to a customer. Customer payments collected in advance related to future service are deferred and recognized as revenue in the period service is provided. Other Internet and programming services are billed as the work is completed.

Computer sales and service revenue is recognized as products are delivered, services are completed or monthly fees have been earned for service contracts.

Revenue from firm-fixed-price contracts is recognized using the percentage of completion method. Under this method, revenues recognized on firm-fixed-price contracts are measured by the percentage of costs incurred to date to total estimated costs for each contract. Provision for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions in costs and income and are recognized in the period in which the revisions are determined.

Costs and estimated earnings in excess of billings represent revenues recognized, using the percentage of completion method under firm-fixed-price contracts, in excess of billings on those contracts. Company billing amounts to a customer on firm-fixed-price contracts are usually specified in the contract terms and conditions and usually consider passage of time, achievement of certain project milestones or completion of the project.

CASH AND CASH EQUIVALENTS

The Company considers all money market funds with a maturity of three months or less at the date acquired to be cash equivalents.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

SIGNIFICANT CUSTOMERS

For the years ended September 30, 1997 and 1998 and the nine months ended June 30, 1998 and 1999, the Company had revenues from one large customer as a percent of total revenues as follows:

                                           YEAR ENDED SEPTEMBER 30,       NINE MONTHS ENDED JUNE 30,
                                         ------------------------------ -------------------------------
                                             1997            1998            1998            1999
                                         -------------- --------------- --------------- ---------------
        Customer A                            --%             15%
        Customer B                                                           --%              11%

TRADING SECURITIES

Trading securities are valued at fair market value in accordance with generally accepted accounting principles. Realized and unrealized gains and losses are charged to earnings when identified.

ACCOUNTS RECEIVABLE

The Company sells its Internet dial up accounts services to personal and business accounts principally in Arizona. Computer hardware sales are made to business accounts in the Western United States. Construction services provided by the Company are performed primarily for utility companies and land developers in the Western United States.

Accounts receivable are typically unsecured. The Company performs on going credit evaluations of its retail customers and maintains reserves for potential credit losses.

INVENTORIES

Inventories consist primarily of computer hardware held for sale. Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally three years for software and web site costs and five to seven years for computer related equipment, construction equipment and vehicles.

INTANGIBLE ASSETS

Intangible assets consist of trademarks, goodwill, and subscriber lists and are capitalized and amortized on a straight-line basis over their expected useful lives, which range from three to ten years.

INCOME TAXES

The Company accounts for income taxes under the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are determined from the expected future tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases.

EARNINGS PER SHARE

The Company computes earnings per share in accordance with Statement of Financial Accounting Standards Board ("SFAS") No. 128, "Earnings per Share." Earnings per common share amounts are based on the weighted average common shares outstanding during the respective periods and earnings per common share, assuming dilution, amounts are based on the weighted average common and dilutive common equivalent shares outstanding during the respective periods.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense was approximately $11,000 and $51,000 for the year ended September 30, 1997 and 1998, respectively.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

STOCK-BASED COMPENSATION

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," and accordingly, recognizes no compensation expense for employee stock option grants made at fair value. Stock option grants to nonemployees are charged to expense based upon the fair value of the options granted.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

COMPREHENSIVE LOSS

As of October 1, 1997, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130). Statement 130 establishes new rules for reporting and display of comprehensive income and its components. Comprehensive loss is the same as net loss for all periods presented.

SEGMENT INFORMATION

Effective October 1, 1997, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No.
131). SFAS No. 131 superseded FASB No. 14, "Financial Reporting of Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is determined using current applicable interest rates as of the balance sheet date and approximates the carrying value of such debt because the underlying instruments are at variable rates which are repriced frequently.

RECLASSIFICATION

Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation.

2. ACQUISITIONS

On April 1, 1998, the Company acquired 100 percent of the issued and outstanding common stock of Lan Kaster, Inc. (Internet service provider serving Prescott, Arizona and surrounding areas) for consideration of 215,385 shares of the Company's common stock with a fair value at date of issuance of $1.25 per share or $269,231 in the aggregate. The acquisition was accounted for as a purchase transaction.

On May 11, 1998, the Company acquired 100 percent of the issued and outstanding common stock of Carnet Computer Services, Inc. (computer software programmers) for consideration of 100,000 shares of the Company's common stock with a fair value at date of issuance of $1.25 per share or $125,000 in the aggregate. The acquisition was accounted for as a purchase transaction.

On July 15, 1998, the Company acquired certain assets and assumed certain liabilities of Interworldnet Partnership (Internet service provider serving Lake Havasu City, Arizona and surrounding areas) for 40,000 shares of the Company's common stock (fair value at date of issuance of $1.25 per share and total value of $50,000) and $3,841 in cash which aggregates to $53,841 in total consideration. The acquisition was accounted for as a purchase transaction.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)


2. ACQUISITION (CONTINUED)

On July 29, 1998, the Company acquired 100 percent of the issued and outstanding common stock of OPEC CORP. (engaged in the business of underground cable construction in the Western United States) for consideration of 2,334,000 shares of the Company's common stock with a fair value at date of issuance of $2.66 per share or $6,200,000 in the aggregate. The acquisition was accounted for as a purchase transaction.

On September 21, 1998, the Company acquired certain assets of PrimeServ Corporation (in the business of providing a virtual office telephone service to customers) for consideration of $50,000 and 35,999 shares of the Company's common stock with a fair value at date of issuance of $2.93 a share and total value of $105,478 which aggregates to $155,478 in total consideration. The acquisition was accounted for as a purchase transaction.

On September 29, 1998, the Company acquired 100 percent of the issued and outstanding shares of Sonoran Industries, Inc. retained the assets of its Kachina International operation (a factory direct distributor for communications and computer components located in Phoenix, Arizona), and then resold the Sonoran stock to the original owner for $10. Consideration given in the transaction was $66,759 in cash and 92,308 shares of the Company's common stock with a fair value at date of issuance of $2.93 per share and total value of $270,462 which aggregates to $337,221 in total consideration. The acquisition was accounted for as a purchase transaction.

On September 29, 1998, the Company acquired 100 percent of the issued and outstanding common stock of Priority Systems, Inc. (a provider of computer network systems nationwide) for consideration of 185,306 shares of the Company's common stock with a fair value of $2.93 per share and total value of $542,947. The acquisition was accounted for as a purchase transaction. Effective June 15, 1999 the Company sold Priority Systems, Inc. back to the former owner of the company in exchange for 108,850 shares of the Company's common stock with a fair value of $2.302 per share and a note for $50,000.

On November 12, 1998, the Company acquired the Internet services business of GlobalKey, Inc. in a purchase business combination for consideration of 50,000 shares of the Company's common stock with a fair value at date of issuance of $2.93 per share for a total consideration of $146,500. In January 1999, the Internet access supplier terminated service to the Company because of prior payment disputes with GlobalKey, accordingly, the small number of customers acquired from GlobalKey have been lost and the value of the customers and associated goodwill have been included as an expense under unusual items in the accompanying consolidated statement of operations.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)


2. ACQUISITION (CONTINUED)

On March 31, 1999, the Company acquired Ubiquity Design LLC - dba Rocket Science Creative (full service graphic design and advertising agency) in a purchase business combination for consideration of 100,000 shares of the Company's common stock with a fair value at date of issuance of $2.302 per share or $230,200 in the aggregate. The acquisition was accounted for as a purchase transaction.

On April 19, 1999, the Company acquired Abcon, Inc. (underground cable construction company) in a purchase business combination for consideration of 94,118 shares of the Company's common stock with a fair value at date of issuance of $2.302 per share or $216,660 in the aggregate. The acquisition was accounted for as a purchase transaction.

For all acquisitions discussed above, the acquired tangible and identified intangible assets have been recorded at their estimated fair values at the date of acquisition with any excess purchase price reflected as goodwill. Purchase accounting values for all acquisitions are assigned on a preliminary basis and are subject to adjustment when final information as to the fair values of the net assets acquired is available. The operations of the acquired businesses are included in the statement of operations from the date of acquisition. Certain of the acquired businesses have been merged into the Company and as such are no longer subsidiaries.

A summary of the purchase price allocations for these acquisitions is as follows:


                            TANGIBLE                                       LESS:          LESS:           CASH
                             ASSETS                       CUSTOMER       LIABILITIES  COMMON STOCK      PURCHASE
                            ACQUIRED       GOODWILL         LISTS         ASSUMED         ISSUED         PRICE
                         --------------- -------------- -------------- -------------- -------------- --------------
 Lan Kaster               $    34,083      $  180,005    $  100,000    $   (44,857)     $ (269,231)   $          -
 Carnet                        26,053          99,474             -           (527)       (125,000)              -
 Interworldnet                 67,176               -        36,783        (50,118)              -           3,841
 OPEC                       2,355,809       6,138,125             -     (2,293,934)     (6,200,000)              -
 PrimeServ                    133,000               -        22,478              -        (105,478)         50,000
 Kachina                       16,759         320,462             -              -        (270,462)         50,000
 Priority                     169,899         715,888             -       (342,840)       (542,947)              -
 GlobalKey                     20,000         126,500             -              -        (146,500)              -
 Ubiquity                       2,502         227,698             -              -        (230,200)              -
 Abcon                        625,848         225,125             -        634,311        (216,660)              -

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)


2. ACQUISITION (CONTINUED)

The following table sets forth the unaudited pro forma results of operations for each year in which acquisitions occurred and for the immediately preceding year as if the acquisitions were consummated at the beginning of the immediately preceding year:

                                                                                               NINE MONTHS
                                                                                                  ENDED
                                                            YEAR ENDED SEPTEMBER 30,             JUNE 30,
                                                            1997               1998               1999
                                                      ------------------ ------------------ -------------------
                                                         (Unaudited)        (Unaudited)        (Unaudited)
        Revenues                                         $   5,466,000   $      8,753,000   $      9,368,000
        Net loss                                         $    (241,000)  $     (1,274,000)  $     (3,552,000)
        Net loss per common share, basic and diluted     $       (0.03)  $          (0.17)  $          (0.32)


3. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Costs and estimated earnings on uncompleted contracts consist of the following:

                                                      SEPTEMBER 30,           JUNE 30,
                                                  1997           1998           1999
                                            --------------------------------------------
Costs incurred on uncompleted contracts     $        --     $   639,947      $ 1,271,302
Estimated earnings                                   --         460,258          664,933
                                            --------------------------------------------
                                                     --       1,100,205        1,936,235
Less billings to date                                --        (760,333)      (1,645,207)
                                            --------------------------------------------
                                            $        --     $   339,872      $   291,028
                                            ============================================

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

3. COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS (CONTINUED)

Included in the accompanying balance sheet under the following captions:

                                                                 SEPTEMBER 30,                   JUNE 30,
                                                            1997                1998               1999
                                                     -------------------------------------------------------
        Costs and estimated earnings in excess
           of billings on uncompleted contracts        $          -         $     411,877      $     456,476

        Billings in excess of costs and
           estimated earnings on uncompleted
           contracts                                              -               (72,005)          (165,448)
                                                     -------------------------------------------------------
                                                        $         -         $     339,872      $     291,028
                                                     =======================================================


4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                 SEPTEMBER 30,                   JUNE 30,
                                                            1997                1998               1999
                                                     --------------------------------------------------------
        Furniture and fixtures                          $      21,509      $      134,608     $       160,103
        Computers and other equipment                         249,452             627,220             927,108
        Construction equipment                                      -             825,541           1,922,207
        Software and telephone lines                           90,933             128,093             481,058
        Vehicles                                                    -             415,394             730,337
        Leasehold improvements                                      -              27,057              63,138
                                                     --------------------------------------------------------
                                                              361,894           2,157,913           4,283,951
        Less accumulated depreciation and
           amortization                                       (97,150)           (254,075)           (674,550)
                                                     ========================================================
                                                        $     264,744       $   1,903,838      $    3,609,401
                                                     ========================================================

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                                 SEPTEMBER 30,                   JUNE 30,
                                                            1997                1998               1999
                                                     -------------------------------------------------------
        Goodwill                                        $           -       $   7,453,953      $   7,200,888
        Customer lists                                          3,000             165,123            165,123
        Trademarks                                              1,255                 998              2,021
        Debt issuance costs                                   250,000             250,000            250,000
                                                     -------------------------------------------------------
                                                              254,255           7,870,074          7,618,032
        Less amortization                                     (19,738)           (222,305)          (873,524)
                                                     -------------------------------------------------------
                                                        $     234,517       $   7,647,769      $   6,744,508
                                                     =======================================================


6. NOTES PAYABLE AND LONG TERM DEBT

                                                                                         SEPTEMBER 30                 JUNE 30
                                                                                      1997           1998               1999
                                                                                    -------------------------------------------
Various notes payable to an auto manufacturer's credit corporation bearing interest at rates ranging from 8.25% to 9.99% and having maturities ranging
   from 48 to 60 months. Each note is secured by a specific vehicle.                $      -     $  161,465    $       310,909

Various notes payable to an equipment manufacturer's credit corporation bearing interest at rates ranging from 8.89 to 10.54% and having maturities ranging
   from 24 to 48 months. Each note is secured by specific equipment.                       -        207,681            430,883

Various notes payable to a finance company bearing interest at rates ranging from 7.88 to 9.0% and having maturities ranging from 32 to 57 months. Each
   loan is secured by one or more vehicles and/or pieces of equipment.                     -        643,971          1,153,924


                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

6. NOTES PAYABLE AND LONG TERM DEBT (CONTINUED)

                                                                                             SEPTEMBER 30                 JUNE 30
                                                                                        1997              1998             1999
                                                                                   -----------------------------------------------
8.0  percent, note payable, unsecured, with interest payable semiannually until
     February 2000 when all remaining principal and interest is due and payable, convertible into common shares at $.60 per share, in February 1999, at the
     option of the holder. The Note was converted in 1999.                         $       -     $       25,000     $            -


9.0  percent, notes payable to former stockholders of Lan Kaster, Inc., unsecured, interest payable April 2001 when all principal and interest is due and payable. Principal and accrued interest is convertible to common shares
     at option of holder at rate of $1.625 per share.                                      -             29,753             29,753


9.3  percent, note payable, collateralized by a security interest in all assets of OPEC Corp. Principal and interest payable monthly until April 2001, when
     all principal and interest is due and payable.                                        -             18,086             13,455

9.75 percent, note payable, collateralized by a certificate of deposit, principal and interest payable monthly until September 2000 when all remaining principal and interest is due and payable. Assumed by Priority in
     sale of June 1999.                                                                    -             17,304                  -


                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

6. NOTES PAYABLE AND LONG TERM DEBT (CONTINUED)

                                                                                           SEPTEMBER 30                JUNE 30
                                                                                     1997                1998           1999
                                                                                  --------------------------------------------
Four notes payable to auto manufacturer's credit
   corporations, assumed by Priority as part of sale
   in June 1999.                                                                  $      -     $        35,131    $            -

19.0 percent, revolving credit facility, unsecured with minimum principal and interest amounts due and payable monthly. Assumed by Priority in sale of
   June 1999.                                                                            -              17,901                 -

16 percent, unsecured, note payable with interest only
   payable monthly.  The principal was repaid in
   fiscal 1998.                                                                     24,500                  -                  -

10 percent, unsecured, note payable, with interest
   only payable monthly.  The principal was repaid in
   fiscal 1998.                                                                     10,000                  -                  -
                                                                                  ----------------------------------------------
                                                                                    34,500          1,156,292          1,938,924
Less current portion                                                               (34,500)          (454,905)          (653,465)
                                                                                  ----------------------------------------------
                                                                                  $      -     $      701,387    $     1,285,459
                                                                                  ==============================================


Annual maturities of notes payable and long-term debt for the five years succeeding September 30, 1998 are $454,905 in 1999, $280,219 in 2000, $243,907
in 2001, $133,592 in 2002 and $43,669 in 2003. Interest payments were approximately $23,260 and $53,550 $9,606 and $116,508 for the years ended September 30, 1997 and 1998 and nine months ended June 30, 1998 and 1999, respectively.

The Company has a $480,000 revolving line of credit agreement with a financial institution dated August 3, 1998, and expiring on July 15, 1999. Interest is payable monthly and accrues at 1.25 percent over prime per annum, 9.75 percent at September 30, 1998. The line is collateralized by all business assets of the Company's OPEC Corp. subsidiary including, but not limited to, cash, accounts receivable, property and equipment, and general intangibles. At

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

6. NOTES PAYABLE AND LONG TERM DEBT (CONTINUED)

September 30, 1998 assets collateralized under the line of credit included cash of $135,000, accounts receivable of $1,354,000, and property and equipment of $1,206,000. The terms of the note require that the Company pay regular monthly payments of accrued interest, with payment of all outstanding principal plus all unpaid accrued interest due at maturity. The balance on the line-of-credit as of September 1998, totaled $200,000. As of June 30, 1999 the balance on the line of credit was $484,883 and the line has been renewed to expire February 15, 2000.

The Company also has a $95,000 revolving line of credit with a bank, which is used by the Company's communication equipment sales division. The line renews after 90 days unless terminated by either party with sixty (60) days notice, bears interest which is payable quarterly at 2.5 percent per month, and is collateralized by specific accounts receivable. At September 30, 1998 accounts receivable subject to the line of credit was $94,011. In addition, $9,400 of cash is deposited in lending institution and held as collateral. The entire line is due and payable at the expiration date. As of September 30, 1998, $94,011 had been drawn on the line and at June 30, 1999 the line was closed and paid in full.

7. LEASES

The Company leases furniture and equipment under capital leases. The Company also leases office facilities under noncancelable operating leases that expire in various years through December 2001.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

7. LEASES (CONTINUED)

Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at September 30, 1998:

                                                                         CAPITAL              OPERATING
                                                                         LEASES                 LEASES
                                                                   -------------------------------------
           1999                                                      $        19,340    $       353,737
           2000                                                               22,294            305,475
           2001                                                               22,796            124,731
           2002                                                               11,151             28,200
           2003                                                                    -             14,100
           Thereafter                                                              -                  -
                                                                     ----------------------------------
           Total minimum lease payments                                       75,581    $       826,243
                                                                                        ===============
              Less amounts representing interest                              (2,940)
                                                                     ---------------
           Present value of net minimum lease payments                        72,641
              Less current portion                                           (19,340)
                                                                     ---------------
                                                                     $        53,301
                                                                     ===============

Total rental expense for all operating leases was approximately $36,500, $84,000, $49,600 and $285,400 for the years ended September 30, 1997 and 1998 and the nine months ended June 30, 1998 and 1999, respectively.

In June 1997, the Company entered into a leasing arrangement with El Camino Resources, Ltd. Under the terms of the lease, El Camino has agreed to provide $150,000 of available credit to allow the Company to obtain equipment to expand its Networld.com subsidiary's Internet operations in new cities and expand the Phoenix facility. The lease for the equipment requires payments of $5,690 per month once the lease is fully funded, for a term of 30 months, and includes a buyout provision equal to the fair market value of the leased equipment at the end of the lease, but not to exceed 20 percent of original cost. In conjunction with the lease arrangement, the Company issued 250,000 shares of the Company's common stock to El Camino and has agreed to provide up to $5,000 of Internet services at no charge. At September 30, 1997 and 1998, approximately $49,000 and $150,000 had been utilized on the lease arrangement.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

7. LEASES (CONTINUED)

During the nine months ended June 30, 1999, the Company has entered into two additional leases with El Camino. One lease is for $150,000, which has been fully funded and the other lease is for $250,000 of which $74,240 was funded at June 30, 1999. The leases require payments of $5,406 and $9,483 per month, respectively once the leases are fully funded, for a term of 30 months, and includes a buyout provision equal to the fair market value of the leased equipment at the end of the lease, but not to exceed 20 percent of original cost.

In January and February 1999, the Company entered into two leases with Ascend corporation for the purchase of equipment. The total of the leases is $280,735. The leases require monthly payments of $4,671 and $5,509 for 30 months and have a buyout option equal to the fair market value of the equipment.

Property and equipment includes the following amounts for leases that have been capitalized:

                                                                  SEPTEMBER 30,                  JUNE 30,
                                                            1997                1998               1999
                                                       -------------------------------------------------------
         Equipment                                     $            -     $         80,710    $        809,610
         Less accumulated amortization                               -              (6,176)           (143,270)
                                                       -------------------------------------------------------
                                                       $            -     $         74,534    $        666,340
                                                       =======================================================


Amortization of leased assets is included in depreciation and amortization expense.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

8. INCOME TAXES

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax asset and liabilities are as follows:

                                                                                   SEPTEMBER 30,
                                                                               1997                1998
                                                                     ------------------------------------
        Deferred tax assets:
           Accrued expenses                                          $             -     $         25,200
           Allowance for doubtful accounts                                      6,500              25,900
           Fixed asset basis differences                                       31,700                   -
           Costs in excess of billings                                              -              23,200
           Startup costs                                                        7,200               7,300
           Unrealized loss on investment                                            -              27,600
           Net operating loss carryforwards                                    33,400             447,000
           Other                                                                    -              34,400
                                                                    -------------------------------------
           Deferred tax assets                                                 78,800             590,600
           Valuation allowance                                                (78,600)           (544,000)
                                                                    -------------------------------------
        Net deferred tax assets                                                   200              46,600

        Deferred tax liabilities:
           Fixed asset basis differences                                            -             (15,100)
           Customer lists                                                           -             (31,300)
           Other                                                                 (200)               (200)
                                                                    -------------------------------------
        Net deferred tax asset/(liability)                           $             -     $             -
                                                                    =====================================

At September 30, 1998, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $1,118,000 that expire in the years 2011 through 2018 for federal taxes purposes and will begin to expire in 2001 for state tax purposes. As a result of common stock issued in connection with private placements and 1998 acquisitions, the utilization of the net operating loss carryforwards is subject to annual limitations in accordance with Internal Revenue Code Section 382. The ultimate utilization of the net operating loss carryforwards is also subject to future profitability of the Company.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

8. INCOME TAXES (CONTINUED)

In connection with their 1998 acquisitions, $41,000 of net deferred tax assets were obtained by the Company. For financial reporting purposes, a valuation allowance has been recorded to fully offset the net deferred tax assets obtained by the Company in connection with their 1998 acquisitions. Any tax benefit resulting from the realization of net deferred tax assets obtained in connection with the Company's 1998 acquisitions will be accounted for as a reduction of the purchase price of the acquired entities in the periods they are realized.

The valuation allowance increased $465,400 for the year ended September 30, 1998. The increase in 1998 is principally due to increases in deferred tax assets related to net operating loss carryforwards.

9. STOCKHOLDERS' EQUITY

In February 1997 through October 1997, FutureOne AZ sold 164,500 shares of FutureOne AZ common stock through a private placement offering to accredited investors at $1.00 per share. A total of 112,000 shares were sold prior to September 30, 1997 with net proceeds of $96,028. An additional 40,000 shares were sold in October 1997 with net proceeds of $40,000.

During the year ended September 30, 1997 7,500 shares of common stock was issued to employees as compensation with a fair value of $.50 per share. Such amounts were recorded as expense.

In September 1997, the four original stockholders of the Company agreed to return to the Company 5,000,000 shares of their common stock for no consideration to facilitate a second private placement offering.

In November 1997, the Company issued 17,500 shares of the Company common stock in exchange for goods and services. The shares were recorded at their fair value of $1.00 per share for an aggregate value of $17,500. Amounts were recorded in equity with a related charge to expense or asset recognition based upon the consideration received.

In November 1997 through August 1998, FutureOne AZ sold 700,000 shares in a second private placement offering at $1.25 per share to investors with net proceeds of $770,370. In May and September 1998, FutureOne Inc. issued 143,750 and 37,500 shares, respectively, of the Company's common stock to advisors who assisted the Company with its private placement as part of the related issuance costs. The financial statements reflect the sale of the 700,000 shares

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

9. STOCKHOLDERS' EQUITY (CONTINUED)

net of $181,250 of issuance costs attributable to the additional 181,250 shares issued to its advisors. In connection with the private placement offering, 350,000 warrants to purchase one share of FutureOne AZ common stock for each warrant at $3.00 per share were issued. The warrants expire May 27, 1999 and no warrants were exercised as of September 30, 1998.

In December 1997, the Company repurchased 2,500 common shares from former employees for $30.

On April 1, 1998, the Company issued 215,385 common shares in connection with the acquisition of Lan Kaster, Inc. The shares were determined to have a fair value of $1.25 per share at date of issuance and an aggregate value of $269,231.

On May 11, 1998, the Company issued 100,000 common shares in connection with the acquisition of Carnet Computer Services, Inc. The shares were determined to have a fair value of $1.25 per share at date of issuance and an aggregate value of $125,000.

On May 18, 1998, the Company repurchased 1,000 common shares from a former employee for $10.

On July 15, 1998, the Company issued 40,000 shares of common stock in connection with the acquisition of certain net assets of Interworldnet. The shares were determined to have a fair value of $1.25 per share at the date of issuance and an aggregate value of $50,000.

In July 1998, the Company entered into a Stock Purchase Agreement with Blackwater Capital Partners LP ("Blackwater") under which Blackwater must arrange for the purchase of 3,211,000 shares of the Company's common stock for an average price of $2.93 per share and make an initial purchase of 300,000 shares at a price of $1.25 per share. As of September 30, 1998, Blackwater and its capital sources had purchased 300,000 shares of common stock at $1.25 per shares for net proceeds of $337,500 and 177,605 shares of common stock at a price of $2.93 for net proceeds of $520,683. In connection with the Stock Purchase Agreement, Blackwater has been issued warrants to purchase 1,700,000 shares of the Company's common stock for $1.00 per share expiring July 2005. The warrants vest upon Blackwater completing the purchase of shares under the Stock Purchase Agreement. As of September 30, 1998, related to Blackwater's purchase of the initial 300,000 shares in accordance with purchase agreement, 300,000 warrants have vested and are unexercised as of June 30, 1999.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

9. STOCKHOLDERS' EQUITY (CONTINUED)

On July 29, 1998, the Company issued 2,334,000 shares of common stock in connection with the acquisition of OPEC Corporation. The shares were determined to have a fair value of $2.66 per share at date of issuance and an aggregate value of $6,200,000.

On September 21, 1998, the Company issued 35,999 shares of common stock in connection with the acquisition of PrimeServ. The shares were determined to have a fair value of $2.93 per share at the date of issuance and an aggregate value of $105,478.

On September 29, 1998, the Company issued 92,308 shares of common stock in connection with the acquisition of Kachina International. The shares were determined to have a fair value of $2.93 per share at the date of issuance and an aggregate value of $270,462.

On September 29, 1998, the Company issued 185,306 shares of common stock in connection with the acquisition of Priority Systems Inc. The shares were determined to have a fair value of $2.93 per share at the date of issuance and an aggregate value of $542,947.

During the year ended September 30, 1998, the Company issued 210,001 shares of the Company's common stock to employees as compensation. Share values at dates of issuance ranged from $1.25 to $2.93 and had a total value of $284,900. Compensation expense is being recognized based on the one year vesting period of the stock issued.

During the year ended September 30, 1998, the Company issued 180,000 shares of the Company's common stock to consultants for services. Share values at dates of issuance were $1.25 and had a total value of $225,000. Amounts were recorded as consulting expense as service was performed.

For the period ended September 30, 1998, the Company awarded total warrants to purchase 410,812 shares of the Company's common stock for $2.93 per share as a bonus to two officers of the Company. The warrants expire October 1, 2005 and none of the warrants have been exercised as of June 30, 1999.

On November 16, 1998, the Company issued a total of 50,000 shares of Common Stock in connection with the Company's acquisition of certain assets of Global Key. The shares were determined to have a fair value of $2.93 per share at the date of issuance and an aggregate value of $146,500.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

9. STOCKHOLDERS' EQUITY (CONTINUED)

On January 15, 1999, the Company sold 960,000 shares of the Company's common stock in a private placement transaction to an accredited investor at $2.30 per share which resulted in gross proceeds of $2,210,000 and net proceeds (after commissions and expenses) of $1,969,250. The transaction was consummated as part of the Blackwater Stock Purchase Agreement and as part of the transaction Blackwater Capital assigned 400,000 of their warrants earned under the Agreement to the Investor and 100,000 warrants to the Broker. The warrants are at $1 per share and expire January 2005. As of June 30, 1999 none of the warrants have been exercised.

On February 28, 1999 the holder of a convertible promissory note for $25,000 elected to convert the note to 41,750 shares of Common Stock.

On March 31, 1999, the Company issued a total of 100,000 shares of Common Stock in connection with the Company's acquisition of Ubiquity Design LLC (dba Rocket Science Creative). The shares were determined to have a fair value of $2.302 per share at the date of issuance and an aggregate value of $230,200.

On April 19, 1999, the Company issued a total of 94,118 shares of Common Stock in connection with the Company's acquisition of Abcon, Inc. The shares were determined to have a fair value of $2.302 per share at the date of issuance and an aggregate value of $216,660.

In May 1999, two individuals exercised warrants that were granted under the Company's Private Placement Memorandum of November 26, 1997 and purchased a total of 10,000 shares at $3 per share.

Effective June 15, 1999 the Company sold Priority Systems, Inc., which was acquired by the Company on September 29, 1998, back to the original owner. The consideration paid was to return 108,850 shares of the Company's common stock valued at $ 2.302 and a note for $50,000. The Company considers the returned stock to be treasury stock and has recorded the loss on the transaction as an unusual item.

During the nine months ended June 30, 1999, the Company issued a total of 192,499 shares of Common Stock to employees pursuant to employment contracts or as employment bonuses. Share values at dates of issuance ranged from $2.302 to $2.93 and had a total value of $498,087. Compensation expense is being recognized based on the year vesting periods of the stock issued. During the period, 50,000 non-vested shares, previously issued to an employee, were canceled when he terminated. Share value at the date of issuance was $1.25 and the canceled shares had a total value of $62,450.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

9. STOCKHOLDERS' EQUITY (CONTINUED)

During the nine months ended June 30, 1999, the Company issued 2,500 shares of the Company's common stock to a consultants for services. Share value at dates of issuance was $2.302, a total value of $5,756. Amounts were recorded as consulting expense as service was performed.

10. COMMITMENTS AND CONTINGENCIES

In June of 1999, the Company entered into an agreement with Lucent Technologies Internetworking Systems (formerly Ascend Communications, Inc.) to become a stocking distributor. Under the agreement the Company was required to place an initial product order of approximately $3,000,000. Approximately $1.8 million was received in June and is included in the accompanying financial statements. Under terms of the agreement the Company is to pay for the inventory as the inventory is sold.

The Company is subject to legal proceedings which arise out of the ordinary course of business. Based upon advice from outside legal counsel, management is of the opinion that these matters will have no material effect on the Company's consolidated financial position.

11. RELATED PARTY TRANSACTIONS

As of September 30, 1997 and 1998 and June 30, 1999, the stockholders of the Company have made loans to the Company as follows:



                                                                         SEPTEMBER 30,                 JUNE  30,
                                                                  1997                  1998              1999
                                                             -----------------------------------------------------
Notes payable that bears interest at a rate
   of -0-percent, with interest payable annually.              $           -     $          7,450    $       7,450


Various notes payable that bear interest at the rate
   of 7 percent, with interest only payable annually.
   The principal was repaid during fiscal 1998.                       36,326                    -                -

Two notes payable that bear interest at the rate of 8%.
   With interest payable annually and principal payable
   based on payments received by the Company on a loan to
   OPEC CORP., but all due March 12, 2001.                                 -                    -          164,000
                                                               ---------------------------------------------------
                                                               $      36,326     $          7,450    $     171,450
                                                               ===================================================

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

11. RELATED PARTY TRANSACTIONS (CONTINUED)

As of September 30, 1997 and 1998 and June 30, 1999, interest in the amount of $1,685, $-0- and $3,985 respectively was accrued and unpaid. Interest expense for the years ended September 30, 1997 and 1998 and nine months ended June 30, 1998 and 1999 was $4,571, $6,021, $3,638 and $3,985, respectively.

The Company sells computer equipment, services, and Internet access and services to various officers, employees and stockholders. All such sales are considered to be in the normal course of business and at prices similar to prices that are charged to nonrelated parties.

The Company assumed a lease for office space and a construction yard from a partnership controlled by an individual, who became a major stockholder in the Company when his corporation was acquired by the Company. The lease requires payments of $3,000 per month and expires December 1998, but automatically renews for annual periods unless terminated by either party. As of September 30, 1998, $6,000 of rental expense is included in the consolidated statement of operations from this lease.

12. EMPLOYEE BENEFIT PLANS

On January 1, 1999, the Company adopted the FutureOne, Inc. 401(K) Plan (the
Plan). All employees of the Company are eligible to participate in the Plan when they have met certain eligibility requirements. Employees are eligible to participate in the Plan after one year of service and after having attained the age of 21. After the initial enrollment date, all subsequent enrollments for eligible employees will occur on January 1 and July 1 of each year. Employees may defer up to 15 percent of their annual salary up to a maximum of $10,000. The Company's matching percentage is equal to 20 percent of the employees contribution on employee contributions of up to 5 percent. For the nine months ended June 30, 1999, the Company's matching contribution due is $5,583.

On April 30, 1999, the Board of Directors of the Company adopted the FutureOne, Inc. 1999 Key Employee Stock Option Plan which authorizes that options to purchase up to 2,500,000 shares of the Company's common stock may be issued to Employees. On July 18, 1999 the Company awarded 1,035,051 shares to employees at an exercise price of $4.50 and 766,000 shares to executive officers at an exercise price of $4.95 per share as approved by the Compensation Committee of the Board of Directors. The entire plan requires Stockholder approval within one year or the entire plan and any grants made will be void.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

12. EMPLOYEE BENEFIT PLANS (CONTINUED)

Under the terms of the Plan, Incentive Stock Options shall not be exercisable after the expiration of ten years from the date of grant or upon an earlier expiration date as a result of the retirement or the death of the Optionee. Options held by an Optionee who ceases to be employed by the Company for any reason other than retirement or death shall not be exercisable after the date employment terminates. Options vest over a three year period with 1/3 becoming vested annually beginning one year from the date of the grant.

Under the terms of the Plan, Incentive Stock Options granted to executives owning more than 10% of the Company's stock shall not be exercisable after the expiration of five years from the date of grant and must be issued at 110% of the price granted to other employees.

Under the 1999 Stock Option Plan, the Company may grant options that are intended to qualify as Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended or options not intended to qualify as Incentive Stock Options. The Incentive Stock Options are not transferable except by will or the laws of descent and distribution. Non-Statutory Stock Options may be transferred pursuant to terms and conditions established by the Board.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

13. SEGMENT INFORMATION

The Company operates its business under Internet services, communication equipment sales services and broadband communications engineering and construction services. Management evaluates the performance of the segments based upon revenues, gross margin, pre-tax income and long-lived assets. For the years ended September 30, 1997 and 1998 and the nine months ended June 30, 1999, this information has been provided by segment. The Companies sales are primarily in the Western United States with no international sales. Differences in totals relate to amounts categorized as corporate activities.

                                                    YEARS ENDED                  NINE MONTHS ENDED
                                                    SEPTEMBER 30                      JUNE 30
                                                1997           1998             1998            1999
                                                ------------------------------------------------------
Revenues from external customers:
   Internet services                       $   577,543     $ 1,074,941     $   762,334     $ 1,352,157
   Communication equipment sales               293,402         251,194         173,314       1,858,748
   Broadband communications engineering
    and construction services                       --       1,695,111              --       5,207,593
   Other                                            --              --              --              --
                                           ------------------------------------------------------------

                                           $   870,945     $ 3,021,246     $   935,648      $ 8,418,498
                                           ============================================================

Gross profit (loss):
   Internet services                       $   173,799     $   233,161     $   245,478     $   (95,085)
   Communication equipment sales                67,210          32,686          32,534         241,942
   Broadband communications engineering
     and construction services                      --         319,109              --         644,660
   Other                                            --              --              --              --
                                           ------------------------------------------------------------

                                           $   241,009     $   584,956     $   278,012      $   791,517
                                           ============================================================

Depreciation and amortization expense:
   Internet services                       $    75,988     $   256,641     $    88,485      $   252,706
   Communication equipment sales                    35           2,021           1,275          176,139
   Broadband communications engineering
     and construction services                      --         101,070              --          480,902
   Other                                            --              --              --          272,612
                                           ------------------------------------------------------------
                                           $    76,023     $   359,732     $    89,760      $ 1,182,359
                                           ============================================================


Loss on Unusual Items:
   Internet services                       $        --     $        --     $        --     $    120,175
   Communication equipment sales                    --              --              --          340,659
                                           ------------------------------------------------------------
                                           $        --     $        --     $        --      $   460,834
                                           ============================================================

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

13. SEGMENT INFORMATION (CONTINUED)

                                                            YEARS ENDED                      NINE MONTHS ENDED
                                                           SEPTEMBER 30                           JUNE 30
                                                       1997              1998              1998               1999
                                                ---------------------------------------------------------------------
 Pre-tax (loss) income:
    Internet services                           $ (215,021)        $ (1,135,548)       $ (318,403)       $ (1,419,697)
    Communication equipment sales                    9,851              (56,726)          (32,225)           (546,481)
    Broadband communications engineering
      and construction services                          -               (9,378)                -            (716,935)
    Other                                                -                    -          (113,939)           (977,686)
                                                ----------------------------------------------------------------------
                                                $ (205,170)        $ (1,201,652)      $  (464,567)       $ (3,660,799)
                                                ======================================================================

 Long-lived assets:
    Internet services                           $  267,488         $  1,007,972         $1,010,722       $  1,303,681
    Communication equipment sales                      516            1,116,852             16,270            272,393
    Broadband communications engineering
       and construction services                         -            7,244,657                 -           8,445,346
    Other                                          231,257              182,126                 -             332,489
                                                ----------------------------------------------------------------------
                                                $  499,261         $  9,551,607         $1,026,992       $ 10,353,909
                                                ======================================================================

14. UNUSUAL ITEMS

On September 29, 1998, the Company acquired 100 percent of the issued and outstanding common stock of Priority Systems, Inc. (a provider of computer network systems nationwide) for consideration of 185,306 shares of the Company's common stock with a fair value of $2.93 per share and total value of $591,232. The acquisition was accounted for as a purchase transaction. In June of 1999, management of the Company determined that it was no longer economically feasible to remain in the retail computer equipment sales and service industry, therefor, effective June 15, 1999 the Company sold Priority Systems, Inc. back to the former owner of the company in exchange for 108,850 shares of the Company's common stock with a fair value of $250,573 and a note for $50,000. The difference between the value of the consideration received and the net assets and liabilities of Priority Systems, Inc which were sold of $340,659 is included in the accompanying consolidated statement of operations as an unusual item.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

14. UNUSUAL ITEMS (CONTINUED)

On November 12, 1998, the Company acquired the Internet services business of GlobalKey, Inc. in a purchase business combination for consideration of 50,000 shares of the Company's common stock with a fair value at date of issuance of $2.93 per share for a total consideration of $146,500. In January 1999, the Internet access supplier terminated service to the Company because of prior payment disputes with GlobalKey, unamortized accordingly, the customers acquired from GlobalKey have been lost and the unamortized value of the customer list and goodwill acquired from GlobalKey has been charged as an expense totaling $120,175 and included in the accompanying statement of operations as an unusual item.

15. SUBSEQUENT EVENTS

In July of 1999, the Company received an additional $1.3 million of inventory under the agreement with Lucent Technologies Internetworking Systems, (formerly Ascend Communications, Inc.) entered into in June 1999, to become an elite stocking distributor. Under terms of the agreement the Company must pay for the inventory as it is sold.

On July 17, 1999, the Company acquired Progressive Media LLC (which provides web-based animation, interactive CD-ROM design, digital video production and postproduction, music and sound production, and digital and traditional commercial photography) in a purchase business combination for consideration of 67,605 shares of the Company's common stock.

On August 11, 1999, the Company acquired Amcom, LLC. (Competitive Local Exchange Carrier (CLEC)) in a purchase business combination for consideration of 121,112 shares of the Company's common stock.

During July and August of 1999, the Company received additional funding under the Blackwater Capital partners LP purchase agreement, as described in Note 9. The Company received proceeds of $250,000 in exchange for 200,000 shares of its common stock. In addition Blackwater loaned the Company $150,000 with no specified terms of repayment.

In August of 1999, the Company's wholly owned subsidiary, OPEC CORP. refinanced various equipment leases with a bank. Under the refinancing agreement the Company replaced $891,866 of existing capital leases and notes with a note for $891,866, at an annual interest rate of 8.73% for 36 months.

                         FutureOne Inc. and Subsidiaries

(The information for the nine months ended June 30, 1998 and 1999 is unaudited)

15. SUBSEQUENT EVENTS (CONTINUED)

On August 27, 1999, the Company's wholly owned subsidiary, OPEC CORP obtained a working capital loan in the amount of $1,000,000. The note is due and payable September 1, 2001 and bears interest at the rate of 15%. The note also contains a conversion privilege whereby the holder can convert the note to shares of common stock of the Company, at any time prior to maturity, for a price of $2.25 per share.

                                      Exhibit Index

   Exhibit No.                   Description
----------------    -----------------------------------------------------------
       2.1          Articles of Incorporation of the Company, including all
                    amendments and articles of exchanges thereto

       2.2          By-Laws of the Company

       2.3          First Amendment to By-Laws of the Company

       2.4          Second Amendment to By-Laws of the Company

       5.1 Voting Trust Agreement among the Company, Blackwater Capital Group, L.L.C., Certain Stockholders and Kendall Q. Northern and Earl J. Cook, dated July 25, 1998

       6.1 Executive Employment Agreement between the Company and Kendall Q. Northern, dated as of July 27, 1998

       6.2 First Amendment to the Executive Employment Agreement between the Company and Kendall Q. Northern, dated May 14, 1999

       6.3          Executive Employment Agreement between the Company and Earl
                    J. Cook, dated as of July 27, 1998

       6.4 First Amendment to the Executive Employment Agreement between the Company and Earl J. Cook, dated May 14, 1999

       6.5          Employment Agreement between OPEC Corp. and Donald D.
                    Cannella, dated as of August 1, 1998

       6.6 Stock Purchase Agreement by and among World's Fare, Inc., dba FutureOne, a Nevada corporation, and Blackwater Capital Partners, L.P., and Blackwater Capital Group, L.L.C., dated as of July 25, 1998

       6.7 Warrant for the Purchase of 1,700,000 Shares of Common Stock of World's Fare, Inc. dba FutureOne

       6.8          FutureOne, Inc. 1999 Key Employee Stock Option Plan

       6.9          Form of FutureOne, Inc. Incentive Stock Option Agreement

       6.10         Form of Warrant Agreement*

   Exhibit No.                     Description
----------------    -----------------------------------------------------------

       6.11 Lease by and between First Gracie, Limited Liability Company and Networld.com Inc., dated November 28, 1995, as amended*

       6.12 Stock Purchase Agreement by and between Michael Mazick and FutureOne, Inc. entered into as of the 15th day of June, 1999

       6.13 Promissory Note by Michael Mazick to the order of FutureOne, Inc. dated as of the 15th day of June, 1999

       6.14 Loan Agreement by and among Norwest Bank Colorado, National Association, Trustee of the James C. Berger Rollover IRA, John Ventiniglia and Robin L. Morley & Mark E. Morley; OPEC Corp. and Donald D. Cannella dated August 27, 1999

       6.15 Collateralized Convertible Commercial Promissory Note by OPEC Corp. to the order of Norwest Bank Colorado, National Association, John Ventiniglia, and Robin L. Morley & Mark E. Morley in the amount of $1,000,000 dated August 27, 1999

       6.16 Guaranty by Donald D. Cannella to and for the benefit of Norwest Bank Colorado, National Association, Trustee of the James C. Berger Rollover IRA dated August 27, 1999

       6.17 State of Colorado Uniform Commercial Code-Security Agreement dated August 27, 1999

       6.18         Addendum to Uniform Commercial Code-Security Agreement

       6.19         Purchase and Sale Agreement by and among FutureOne, Inc.
                    and the Members of Progressive Media LLC, dated as of July 16, 1999

       12.1         Letter on Change in Certifying Accountant

       12.2         Subsidiaries of the Registrant

       12.3         Consent of Ernst & Young LLP Independent Auditors

       27.1         Financial Data Schedule (Year Ended September 30, 1998)

       27.2         Financial Data Schedule (Nine Months Ended June 30, 1999)


*To be filed by amendment.